04030790

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Coloplast A/S

*CURRENT ADDRESS Holtedam 1
DK - 3050
Denmark

PROCESSED
JUN 18 2004
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34793 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
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DEF 14A (PROXY)	☐		

OICF/BY: GBS

DAT : ~~5/28~~/04 6 17

04 APR 15 PM 7:21

Information to the Copenhagen Stock Exchange no. 21/2002
Humlebæk, 19 November 2002

Annual Financial Statement 2001/02

(1 October 2001 – 30 September 2002)

- The accounts are heavily affected by the acquisitions and divestments made since September 2001.
- Group turnover increased by 38% to DKK 5,624m. In local currencies, there was an increase of 40%. The underlying organic growth in local currencies was 14%.
- Operating profit before special items was DKK 931m, an increase of 34% compared to last year. Special items reflect ingoing payments of DKK 410m.
- The profit margin was 17%.
- Profit before tax, including the proceeds from the sale of business areas, was DKK 1,238m.
- Profit for the year increased by 86% to DKK 770m against DKK 413m last year.
- The Board proposes that dividends are increased to DKK 4.35 per share of DKK 10, an increase of 21%.
- For 2002/03 the continuing business areas are expected to grow by approx. 10%. Group turnover for 2002/03 is consequently expected to increase by approx. 7% compared to 2001/02, including the divested business areas Nutrition and consumer products. The profit margin is expected to be 17%.

Key figures MDKK	**97/98**	**98/99**	**99/00**	**00/01**	**01/02**	**Index**
Net turnover	2,724	3,065	3,603	4,069	**5,624**	**138**
Operating profit	438	464	564	696	**931**	**134**
Special items	0	0	0	0	**410**	
Financial items	-43	-12	-86	-72	**-103**	
Profit before tax	395	452	478	624	**1,238**	**198**
Tax	135	148	183	211	**341**	
Minority interests	-2	0	0	0	**-127**	
Profit for the year	258	304	295	413	**770**	**186**
Depreciation	139	178	222	260	**282**	
Equity capital at year-end	1,144	1,377	1,471	1,042	**1,392**	
Total assets	1,955	2,533	2,711	3,233	**4,356**	
Investments in tangible fixed assets	235	346	437	394	**409**	
Number of employees	3,269	3,745	3,771	4,203	**5,515**	
Key ratios						
EPS, DKK	11	13	12	17	**32**	
Profit margin, %	16	15	16	17	**17**	
Return on equity, %	24	24	21	33	**63**	
ROAIC, cash flow based, %	22	20	21	18	**20**	
Equity share, %	59	54	54	32	**32**	

Appended are profit and loss account, balance sheet, cash flow and equity statements.

The Annual General Meeting will be held on 16 December 2002 at 4 pm at 3 Holtedam, Humlebæk, Denmark. There will be a shareholders' meeting commencing at 3 pm. We plan to send out invitations to the shareholders with the printed annual report on 3 December 2002.

Coloplast A/S • Holtedam 1 • DK-3050 • Danmark
Tel. (+45) 49 11 11 11 • Fax (+45) 49 11 15 55

Coloplast

In 2001/02 Coloplast made a number of strategic moves which adjusted the business basis of the company. SSL International plc's British continence care business was acquired in September 2001. The remaining shares in Sterling Medical Services Inc., USA, and HSC, Germany, were acquired. The annual turnover of these companies totalled approx. DKK 1.3bn. HSC's Nutrition business and Coloplast Consumer Products A/S were divested.

Moreover, a new international manufacturing strategy was implemented and a major restructuring of the breast care business area was commenced.

These changes have influenced the Group's activities and financial result for the financial year 2001/02 significantly.

With a growth in turnover of 40% in local currencies and a profit margin of 17%, the expectations expressed in the financial statement for three quarters of 2001/02 are met. Organic growth was 14% in local currencies, which is better than the expected at the beginning of the year. Organic growth for the continuing business areas was 15%. Lower exchange rates in the last six months resulted in a turnover growth of 38% in terms of Danish kroner.

Financial results

Profit before tax rose by 98% to DKK 1,238m from last year's DKK 624m. Profit for the year after tax and minority interests was DKK 770m, an increase of 86% over last year.

Operating profit before special items, net financial items and tax was DKK 931m. This is DKK 235m or 34% more than the previous year. Special items account for total ingoing payments of DKK 410m originating from major activities of a non-recurrent nature: the divestment of two business areas, the restructuring of breast care etc. Including special items, operating profit was DKK 1,341m.

Financial costs include net interest payments, cash discounts and the effect of exchange-rate adjustments and currency hedging. Overall, net financial items recorded a net negative balance of DKK 103m, compared to a negative balance of DKK 72m last year. Turnover and operating profit are stated at the year's average exchange rates, which were some 2 percentage points below last year's average. There has been a downward trend in the value of Coloplast's invoicing currencies over the year. In accordance with Coloplast's foreign-exchange policy, currency holdings have been sold in advance. This secured financial income largely setting off the currency effect on operating profit.

Turnover

All product areas made progress. In the European markets, which account for 77% of total turnover, a growth of 41% was recorded. Sales in North and South America accounted for 17% of Group turnover, increasing by 40% from last year, including sales from acquired business. Sales outside Europe and the Americas increased by 9%, accounting for 6% of total sales.

Business areas

Stoma care

In 2001/02 Coloplast's ostomy product sales totalled DKK 1,979m, corresponding to a rate of growth of 20% in Danish kroner. The underlying organic growth in local currencies was 14%. This means that Coloplast is continuing to win market shares. In our judgement, Coloplast is now the market leader in Europe. In the USA, our market share is also growing, but from a low level.

Growth is still driven by the **Assura** product line, not least by the drainable bag with its unique closing mechanism, our **Assura Hide-away** brand. During the financial year we introduced the **Assura** Convex Light product programme in key markets. The demand for convex products has been growing in recent years due to a wish for added security of tightness around the stoma for certain types of stoma. An ostomy bag based on a new coupling concept, **Easiflex**, was launched in certain European markets towards the end of the financial year. The product, which includes a flexible adhesive coupling, was positively received by the test market and we expect to launch it in all important markets during the financial year 2002/03.

Continence care

Coloplast's sales in the continence care market increased to DKK 1,212m, corresponding to a growth of 45% in Danish kroner, including sales from the business acquired from SSL International plc. Organic growth reached 21% in local currencies.

Sales of coated catheters for bladder evacuation are growing strongly. Our **SpeediCath** catheter, whose special coating makes it ready-for-use out of the packaging, continues to win market shares.

Coloplast

Sales of our **Conveen** and **Moveen** urine bags is also increasing.

The sales generated by the continence business acquired at 30 September 2001 has developed as anticipated in spite of delivery following the fire which destroyed the urine bag factory shortly before Coloplast took over the business. Delivery performance is now back to normal. The sales performance of the acquired home care business **ThackrayCare** developed very positively.

On 14 June 2002, the British Competition Minister issued her decision regarding Coloplast's acquisition of SSL's continence business. The Minister instructed the Director General of Fair Trading to obtain undertakings from Coloplast to renegotiate the distribution agreement for urisheaths with the manufacturer, Mentor Corp., USA, to either divest the Clear Advantage brand or sell the brand and the product within six months. If Coloplast and Mentor should fail to reach an agreement in time, Coloplast should seek further advice from the Office of Fair Trading. The decision has not affected the profit for 2001/02, nor will it affect the long-term objectives for the continence business. The negotiations with Mentor have not yet been terminated.

Wound care

Sales of wound care products increased by 12% in local currencies during the year. In terms of Danish kroner, a turnover of DKK 736m was achieved, an increase of 11%.

Coloplast's **Biatain** dressings based on foam technology continue to show good growth, and during the year sales were stimulated by the launch of new versions and sizes for treatment of special wounds.

The launch of **Contreet** Hydrocolloid antibacterial dressing indicated Coloplast's entry into the professional care market for dressings with active components. The product is indicated for wounds suspected to have bacterial infection **Contreet** Hydrocolloid was launched in all key markets in 2001/02 and is meeting expectations.

Towards the end of the financial year Coloplast launched another antibacterial wound dressing, **Contreet** Foam, which combines the useful properties of foam, like softness and inability to stick to the wound, with the antibacterial effect of silver. We plan to launch **Contreet** Foam in all important markets, including the USA, during 2002/03.

Just after the closing of the financial year, yet another wound dressing, **Alione**, was launched. The product can absorb large amounts of wound liquid and is therefore suitable for all types of wounds. **Alione** will be introduced in a number of key markets during 2002/03.

Skin care

Turnover of skin care products was DKK 204m, the same level as last year, reflecting a growth of 3% in local currencies. Coloplast's skin care sales force is smaller in number than those of several other suppliers, and steps have been taken to increase sales resources. In Europe, where some of the skin care products were sold under consumer product, wound care, stoma care or continence care brands, sales continue to grow.

Breast care

Breast care sales grew by 6% in local currencies. In terms of Danish kroner, sales grew by 2% to DKK 537m. Light weight forms, including **Tria** Light, and Classic **Contact** Pearl and **Prema**, performed well in all markets. Special textiles also achieved continued growth both in the USA and Europe.

In the spring of 2002 a reorganisatoin of the breast care organisation was commenced. All activities have been consolidated into one global business unit headquartered in Atlanta, Georgia, USA. Manufacturing and development of breast forms is located in Germany, and manufacturing activities in the USA will cease by the end of 2002. The US factory employs around 90 people. The German factory is expected to need an additional 40 people. The manufacturing of textiles will continue in the Costa Rican factory.

Once the changes have been fully implemented, we expect the breast care business to generate additional profits of approx. DKK 40m per year. Non-recurring restructuring costs of approx.DKK 40m have been charged to the profit and loss account for 2001/02. The integration of the two business units in Germany and the USA is proceeding as planne.

On 10 October 2002 Coloplast acquired the remaining share capital of Amoena GmbH, which is now fully owned.

Home care activities

As expected, Coloplast's German home care company HSC recorded two-digit sales growth. The divestment in December 2001 of the Nutrition business enabled the sales force to concentrate on stoma care. Also Sterling Medical Services, USA, generated strong growth in 2001/02. Its sales force grew substantially and further contracts with nursing homes and home healthcare institutions were signed. For the financial year 2001/02, total sales for the home care business,

which also includes ThackrayCare and Coloplast Direct in Great Britain, came to DKK 1,332m. Of total home care sales, DKK 376m is included in turnover for the business areas mentioned above. The remaining home care sales are included under "other".

Acquisitions and divestments
With effect from 1 October 2001 Coloplast signed agreements with its partners in the two associated companies Sterling Medical Services Inc., New Jersey, USA, and HSC Group, Germany, making it the sole owner of Sterling and the majority shareholder of HSC. The acquisitions were debt-financed and the total amount paid for the shares acquired was DKK 320m.

On 17 December 2001 HSC divested the Nutrition business to a new company formed by Baxter Deutschland Holding GmbH and Nutricia Deutschland GmbH, a subsidiary of Royal Numico.

During the financial year 2001/02, Coloplast signed an agreement to divest Coloplast Consumer Products A/S, including the rights to the **Compeed** brand, to Johnson & Johnson effective 1 October 2002. Coloplast will continue to manufacture and develop the products for Johnson & Johnson with full cost recovery.

During the financial year 2001/02 the proceeds from the divestment of the shares of Coloplast Consumer Products A/S had a positive effect on profit. The somewhat lower than expected sales and earnings from the consumer products business is a result of notice being given to the previous distributors. Moreover, the deal involved a number of non-recurring costs including compensation to employees and cooperation partners. The net effect on operating profit after tax was DKK 236m.

Manufacturing and distribution
To ensure optimal conditions for the company's continued growth, a new corporate manufacturing and distribution strategy has been made. As a consequence, extension of the company's manufacturing capacity will primarily take place in countries with low cost levels.

We plan to make the distribution structure in Europe simpler in the coming years by replacing the current, national warehouses with a few European distribution centres. This is being done to reduce the costs of distribution whilst maintaining a high delivery performance.

Investments
The Group's production capacity was utilised to the full throughout the year. The restructuring of breast care operations and the transfer of machinery from Denmark to Hungary added pressure on the production facilities.

The new manufacturing facility in Hungary, which became operational in May 2002, produces ostomy and continence care produtcts. In October 2002 it was decided to commence the next phase of the building project, 9,500 sqm including clean rooms for manufacturing sterile wound care products. Some 600 people will work there when full capacity is reached in 2005. The total investment in this phase will approx. DKK 80m. The transfer of machinery for ostomy and continence care products has started. Although a slower than planned process, the result has proved to meet expectations.

Capital expenditure totalled DKK 409m, which is in line with last year. Investments in buildings accounted for DKK 165m, DKK 16m less than in 2001/02. Investments in operating and manufacturing equipment accounted for DKK 244m.

An IT investment of DKK 40m was made in a new ERP system (Enterprise Resource Planning)

Research and development
Coloplast's research and development projects are anchored in our central research unit, the Coloplast Research Centre, and in the product divisions' development departments. In 2001/02 the resources spent on R&D corresponded to approx. 4% of turnover. Part of this amount was spent by the Research Centre on applied research and basic materials development. In the past year, Coloplast Research participated in the development of a new corn remover for Johnson & Johnson.

Organisation
The Board has decided to continue the share option programme launched in November 2000 for a two-year trial period. The extended programme will include options totalling app. 200,000 units to Group Management and some 200 executives and specialists at a price based on the listed price on five consecutive days after publication of the financial statement for the full year. The options are exercisable for a period ending in 2011, the exercisable price increasing over the period.

Lawsuit
On 13 November 2002, the Danish Supreme Court found for Coloplast in an action brought regarding deductibility of capital losses incurred on the issue of employee shares at a price lower than the market price. As a result of the judgment, Coloplast expects a refund of more than DKK 45m including interest. The tax of DKK 32m repayable

will be credited to equity capital, while DKK 13m interest accrued will be entered in the profit and loss account for 2002/03.

Future prospects

Assuming currency rates at the level of 2001/02, turnover growth in 2002/03 is expected to be somewhat lower than in 2001/02, when organic growth was somewhat stronger than expected.

For 2002/03 a growth of around 10% is expected for the continuing business areas. Group turnover for 2002/03 is consequently expected to increase by approx. 7% compared to turnover in 2001/02, including the divested business areas Nutrition and consumer products.

For 2002/03 capital expenditure is expected to be in the order DKK 450m. The tax rate for 2002/03 is expected to be approx. 33%.

The market for medical disposables is estimated to grow at less than 10%, which means that Coloplast must continue to win market shares to meet these expectations.

As mentioned earlier, a number of activities have been initiated to improve the profit margin, including the setting up of manufacturing operations in Hungary and the restructuring of the breast care business etc. For the home care activities, which now account for a considerable share of total Group sales, the profit margin is below the average for the Group, which tends to reduce the overall margin. The total effect in 2002/03 is expected to be a profit margin in line with the one achieved in 2001/02, ie approx. 17%.

Coloplast's long-term objectives of achieving a turnover in 2005 of DKK 8bn and a profit margin of 17% are unchanged. These objectives can be achieved through an average annual organic growth of 10% and few minor acquisitions.

Heavy fluctuations in key currencies, significant changes in the healthcare sector or major changes in the world economy may affect the company's possibilities of achieving its long-term objectives and of meeting expectations for the coming year.

Annual General Meeting

The Annual General Meeting will be held on Monday, 16 December 2002 at 4 pm at the company's head office in Denmark, 3 Holtedam, Humlebæk. The Board of Directors proposes to the Annual General Meeting that dividends are paid at DKK 4.35 per share of DKK 10 (2000/01: DKK 3.60 per share of DKK 10).

Palle Marcus
Chairman of the Board

Sten Scheibye
Chief Executive

This announcement includes information about Management's expectations for future developments. Being based on assumptions that embody uncertainty and risks including – but not restricted to – changes in relevant legislation and treatment methods as well as the financial markets, actual results may turn out to differ from those expected.

This information is available in a Danish and an English version. In case of doubt, the Danish version shall prevail.

For further information, please contact Group Director Carsten Lønfeldt, phone + 45 4911 1611

Coloplast

Profit and loss account
1 October 2001 - 30 September 2002

	Group MDKK		Group MEUR		Parent company MDKK	
	2001/02	*2000/01*	*2001/02*	*2000/01*	*2001/02*	*2000/01*
Net turnover	5,624	4,069	757	547	2,363	1,963
Change in stocks of finished goods and work in progress	16	101	2	14	15	-3
Other operating income	77	31	10	4	50	62
Income from operations	**5,717**	**4,201**	**769**	**565**	**2,428**	**2,022**
Costs of raw materials and consumables	-1,262	-768	-170	-103	-640	-484
Other external costs	-1,420	-1,070	-191	-144	-470	-396
Employee costs	-1,829	-1,433	-246	-193	-754	-703
Profit before depreciation	**1,206**	**930**	**162**	**125**	**564**	**439**
Income from participating interests					209	208
Profit, associated companies	7	26	1	4	0	0
Depreciation	-282	-260	-38	-35	-178	-175
Operating profit	**931**	**696**	**125**	**94**	**595**	**472**
Special items	410	0	56	0	285	0
Profit before financial income and expenses	**1,341**	**696**	**181**	**94**	**880**	**472**
Financial income	126	69	17	9	165	97
Financial expenses	-229	-141	-31	-19	-133	-52
Profit before tax	**1,238**	**624**	**167**	**84**	**912**	**517**
Company tax	-341	-211	-46	-28	-142	-104
Profit for the year	**897**	**413**	**121**	**56**	**770**	**413**
Minority interests	-127	0	-17	0	0	0
Coloplast's share of the profit for the year	**770**	**413**	**104**	**56**	**770**	**413**

Profit distribution
The Board of Directors will propose to the shareholders at the Annual General Meeting that they approve the following distribution of the profit for the year:

	2001/02	2000/01
Dividend DKK 4.35 per share	104	86
Subsidiaries' reserves	110	76
Free reserves	556	251
Total	770	413

Coloplast

Balance sheet
At 30 September 2002

	Group MDKK		Group MEUR		Parent company MDKK	
	2001/02	2000/01	2001/02	2000/01	2001/02	2000/01
Assets						
Patents and trademarks	10	1	1	0	8	1
Goodwill	65	0	9	0	0	0
Corporate software	46	11	6	2	43	5
Prepayment for intangible fixed assets and intangible fixed assets in progress	18	31	3	4	0	31
Intangible fixed assets	**139**	**43**	**19**	**6**	**51**	**37**
Land and buildings	928	826	125	111	173	173
Technical plant and machinery	330	312	44	42	270	276
Other operating equipment	177	128	24	17	86	64
Payments on account for tangible fixed assets and tangible fixed assets under construction	150	110	20	15	97	91
Tangible fixed assets	**1,585**	**1,376**	**213**	**185**	**626**	**604**
Shares in subsidiaries					112	118
Accounts receivable, subsidiaries					412	455
Participating interests in associated companies	1	39	0	5	0	0
Accounts receivable, associated companies	0	26	0	3	0	0
Other securities and participating interests	0	8	0	1	0	0
Deferred tax asset	182	147	25	20	75	99
Financial fixed assets	**183**	**220**	**25**	**29**	**559**	**672**
Total fixed assets	**1,907**	**1,639**	**257**	**220**	**1,276**	**1,313**
Stock and work in progress	**569**	**474**	**76**	**64**	**272**	**213**
Trade debtors	1,107	734	149	99	139	67
Accounts receivable, subsidiaries					963	846
Accounts receivable, associated companies	5	37	1	5	0	0
Other debtors	417	42	56	6	352	6
Accruals	30	33	4	4	3	9
Debtors	**1,559**	**846**	**210**	**114**	**1,457**	**928**
Securities	**1**	**1**	**0**	**0**	**1**	**1**
Cash and bank balances	**320**	**273**	**43**	**37**	**138**	**65**
Current assets	**2,449**	**1,594**	**329**	**215**	**1,868**	**1,207**
Total assets	**4,356**	**3,233**	**586**	**435**	**3,144**	**2,520**

Coloplast

Balance sheet
At 30 September 2002

	Group		Group		Parent company	
	MDKK		*MEUR*		*MDKK*	
	2001/02	*2000/01*	*2001/02*	*2000/01*	*2001/02*	*2001/02*
Liabilities						
Share capital	240	240	32	32	240	240
Subsidiaries' reserves					418	308
Retained earnings	1,152	802	155	108	734	494
Total equity capital	**1,392**	**1,042**	**187**	**140**	**1,392**	**1,042**
Minority interests	**-1**	**11**	**0**	**2**	**0**	**0**
Provisions for deferred taxes	4	3	1	0	0	0
Other provisions	54	44	7	6	25	19
Provisions	**58**	**47**	**8**	**6**	**25**	**19**
Mortgages	546	182	74	24	179	28
Bank loans	1,066	56	143	8	874	0
Long-term liabilities	**1,612**	**238**	**217**	**32**	**1,053**	**28**
Mortgages	6	7	1	1	1	1
Bank loans	173	1,150	23	155	20	982
Trade creditors	373	200	50	27	203	99
Amounts due to subsidiaries					76	35
Company tax	199	77	27	10	103	47
Other creditors	419	356	56	48	153	166
Accruals	23	20	3	3	16	16
Dividend	102	85	14	11	102	85
Current liabilities	**1,295**	**1,895**	**174**	**255**	**674**	**1,431**
Total current and long-term liabilities	**2.907**	**2,133**	**391**	**287**	**1,727**	**1,459**
Total liabilities	**4,356**	**3,233**	**586**	**435**	**3,144**	**2,520**

Coloplast

Consolidated cash flow statement

		Group		Group	
		MDKK		*MEUR*	
		2001/02	*2000/01*	*2001/02*	*2000/01*
	Operating profit	931	696	125	94
A	Adjustment for non-cash operating items	278	247	38	33
B	Changes in working capital	-52	-102	-7	-15
	Special items	99	0	13	0
	Ingoing interest payments etc.	116	69	16	9
	Outgoing interest payments etc.	-221	-141	-30	-19
	Company tax paid	-238	-169	-32	-22
	Cash flow from operations	**913**	**600**	**123**	**80**
	Investments in intangible fixed assets	-51	-31	-7	-4
	Investments in land and buildings	-165	-181	-22	-24
	Investments in technical plant and equipment	-244	-213	-33	-29
	Adjustment of tangible fixed assets under construction	-40	5	-5	1
	Fixed assets sold	16	16	2	2
	Acquisitions of businesses	-400	-897	-54	-120
	Investments in ass. cos and other sec. and part. interests	0	8	0	1
	Dividend from associated companies	6	17	1	2
	Exchange-rate adjustment of subsidiary equity capital	0	-16	0	-2
	Cash flow from investments	**-878**	**-1.292**	**-118**	**-173**
	Free cash flow	**35**	**-692**	**5**	**-93**
	Dividend to shareholders	-85	-72	-12	-10
	Dividend to minority interests	-129	0	-17	0
	Investments in own shares	-25	-23	-4	-3
	Financing through long-term loans	1.290	-148	174	-20
	Financing through short-term loans	-1.090	1.034	-147	139
	Cash flow from financing	**-39**	**791**	**-6**	**106**
	Net cash flow	**-4**	**99**	**-1**	**13**
	Liquidity at 1 October 2001	274	175	37	24
	Addition through acquisition	51	0	7	0
	The year's change in liquidity	-4	99	-1	13
	Liquidity at 30 September 2002	**321**	**274**	**43**	**37**
	Liquidity includes:				
	Securities	1	1	0	0
	Cash and bank balances	320	273	43	37
		321	**274**	**43**	**37**

The consolidated cash flow statement cannot be extracted directly from the published financial statements.

A Adjustment for non-cash operating items				
Depreciation	282	260	38	35
Profit share, associated companies	-7	-26	-1	-4
Change in provisions	3	13	1	2
	278	**247**	**38**	**33**
B Changes in working capital				
Stock and work in progress	-22	-93	-3	-13
Trade debtors	-162	-77	-22	-11
Other debtors	35	-28	5	-3
Suppliers and other creditors	97	96	13	12
	-52	**-102**	**-7**	**-15**

Coloplast

Notes

	Group		Parent company	
	MDKK		*MDKK*	
	2001/02	*2000/01*	*2001/02*	*2000/01*
10. Financial income				
Interest income	11	16	6	9
Interest income from subsidiaries			57	42
Exchange-rate adjustments	114	48	102	44
Other financial income	1	5	0	2
Total	**126**	**69**	**165**	**97**
11. Financial expenses				
Interest expense	91	36	62	17
Exchange-rate adjustments	83	52	71	35
Cash discounts	43	41	0	0
Other financial expenses	12	12	0	0
Total	**229**	**141**	**133**	**52**

Notes

17. Equity capital

MDKK	Share capital A shares	Share capital B shares	Subsidiaries' reserves	Retained earnings	Total equity capital
Balance at 1 October 2001	18	222	308	494	1.042
Profit for the year			110	660	770
Own shares bought				-32	-32
Own shares sold				7	7
Declared dividends				-104	-104
Dividend from own shares				2	2
Goodwill and rights from purchased companies				-276	-276
Changes in opening values and other adjustments regarding subsidiaries				-17	-17
Balance at 30 September 2002	**18**	**222**	**418**	**734**	**1,392**

Own shares:

During financial year 2001/02 56,605 B shares were bought, corresponding to DKK 566,050 nominal value, which is 0.2% of total nominal share capital. During the year 19,440 B shares were sold, corresponding to DKK 194,400 nominal value, or 0.1% of the total share capital.

At 30.9.2002 the holding of own shares was 499,097 units, corresponding to DKK 4,990,970 nominal value or 2.1% of the total nominal share capital, or 2.2% of the B shares. Own shares have been bought for possible use in connection with acquisitions and for employee incentive schemes.

Share options

Two share option programmes have been set up for Group Management and executives. First programme, set up in November 2000, included 120 people and the second, set up in November 2001, included 140 people. Half the options under the first programme were issued at a price of DKK 371, the average of the market price quotations on the 5 days following publication of the programme, at a price of DKK 393, based on DKK 371 + 6%. Half the options under the second programme were issued at DKK 546, also based on the average of the 5 days following publication, the rest at DKK 579, equal to DKK 546 + 6%.

Issued	Number of shares	Shares exercised	Shares lapsed	Outstanding as at 30.09.02	Exercise price	Exercisable no sooner than	Exercisable no later than
November 2000	64.300	19.350	3,050	41,900	371	November 2001	31.12.2006
November 2000	64.300		6,750	57,550	393	November 2002	31.12.2007
November 2001	58.525		450	58,075	546	November 2003	31.12.2008
November 2001	58.525		450	58,075	579	November 2004	31.12.2009

The Group directors have not exercised shares under the option programme, which at 30.9.2002 totalled 15,500 units for the first programme and 15,000 for the second programme. Coloplast has holdings of own shares to hedge the exercise of the share option programme. As the share options were offered at or above the market price, the theoretical price has not been calculated, nor has any valuation been included in the profit and loss account. Subsequent value adjustment of the share options will neither affect the profit and loss accounts, nor the balance sheet. The value of the options calculated at the time of offering on the basis of the Black & Scholes formula, does not exceed two months' wages.

Information to the Copenhagen Stock Exchange no. 11/2003
Humlebæk, 18 November 2003

Financial Statement 2002/03

(1 October 2002 – 30 September 2003)

- **Organic growth for the continuing business areas was 11% in local currencies, 6% in Danish kroner, as expected**
- **Revenue after divestments and currency effect increased by 1% to mDKK 5,669 compared with mDKK 5,624 last year**
- **Operating profit also increased by 1% to mDKK 931**
- **The profit margin was upwards of 16%, as expected**
- **Group profit before tax was mDKK 878, 6% up on last year's profit before tax and separate items**
- **Coloplast's share of profit for the year was mDKK 561**
- **It is proposed to increase the dividend paid to DKK 5 per share of DKK 10, an increase of 15%**
- **For 2003/04 a growth of approx. 11% in local currencies and a profit margin of the order of 16% are anticipated.**

Key figures mDKK	1998/99	1999/00	2000/01	2001/02	2002/03	Index
Revenue	3,065	3,603	4,069	5,624	**5,669**	101
Profit before amortisation of goodwill (EBITA)	491	536	659	927	**942**	102
Operating profit (EBIT)	491	536	659	918	**931**	101
Separate items				410	**0**	
Financial income and expenses, net	-12	-86	-72	-103	**-54**	52
Profit before tax	501	478	618	1,236	**878**	71
Tax on profit for the year	163	186	213	341	**297**	87
Profit for the year	338	292	405	895	**581**	65
Minority interests				-127	**-20**	16
Coloplast's share of profit for the year	338	292	405	768	**561**	73
Profit margin, EBIT, %	16	15	16	16	**16**	
Earnings per share, EPS	14	12	17	32	**23**	
Return on equity, %	24	18	28	62	**32**	
Return on average invested capital (ROAIC), %	21	20	19	19	**18**	
PE, price/earnings ratio	25	29	33	17	**23**	
Equity interest, %	58	58	36	35	**37**	
Total assets	2,628	2,806	3,344	4,489	**5,360**	
Investment in fixed assets	346	437	394	409	**436**	
Investment in intangible assets	0	26	31	51	**226**	
Acquired business	4	0	897	400	**-6**	

Appended are profit and loss account, balance sheet, cash flow statement and statement of changes in equity. Also appended are a statement of the effects of the change of accounting policies, income statement by quarter and final classification of costs.

The Annual General Meeting will be held on 16 December 2003 at 4 pm at the Coloplast A/S facilities at 3 Holtedam, Humlebæk, Denmark. There will be a shareholders' meeting commencing at 3 pm. We plan to send out invitations to the shareholders including the printed annual report on 2 December 2003.

Coloplast A/S • Holtedam 1 • DK-3050 • Danmark
Tel. (+45) 49 11 11 11 • Fax (+45) 49 11 15 55

Financial performance
In 2002/03 Coloplast again achieved two-digit growth for the continuing business areas, which increased by 11% in local currencies to DKK 5,669m. Operating profit was DKK 931m, generating a profit margin exceeding 16%, confirming our expectations over the year and most recently expressed in the financial statement for three quarters in August 2003. Business has been divested, and revenue was affected by changes in exchange rates. Nevertheless, revenue in terms of Danish kroner was up 1% on 2001/02.

Financial costs, which comprise cash discounts, net interest expenses and exchange-rate adjustments, amounted to DKK 54m net in 2002/03 compared with DKK 103m last year. Over the year, there was a downward trend in the value of Coloplast's invoicing currencies. Revenue and operating profit have been stated at average exchange rates 5 percentage points below the average for last year. In line with Coloplast's currency policy, currency has been sold on forward contract, resulting in a financial income of DKK 53m, corresponding to 1% of revenue. Tax on profit for the year has been calculated at DKK 297m, corresponding to a tax rate of 33.8%. Profit for the year after tax and minority interests was DKK 561m compared with DKK 768m the year before, when there was a one-off income of DKK 410m from divested business.

Revenue
In Europe, revenue for the continuing business areas increased by 13%. In most business areas Coloplast is among the European market leaders. In the markets for ostomy products, urisheaths and breast forms Coloplast is the market leader in Europe. European sales accounted for 79% of total sales. Sales in North and South America, which together make up approx. 15% of the company's sales, increased by 2% for the continuing businesses. In the US market Coloplast continues to win market shares from a relatively low level. Our US company Sterling Medical Services, which specialises in the distribution of wound care, ostomy, continence care and products for diabetics to the US market, saw good growth despite the cancellation of a distribution agreement involving a third party product.

Sales in markets outside Europe and the Americas increased by 11% and account for 6% of total sales.

Business areas

Ostomy
Coloplast's sales of ostomy products increased by 14% in local currencies from 2001/02 to 2002/03 and came to DKK 2,131m. Coloplast is continuing to make significant market share gains. Total sales of products in the **Assura** range introduced in 1991 continue to grow. Line extensions are introduced on an ongoing basis, and in 2002/03 sales of these developed well. The drainable ostomy bag with **Hide-away** closure achieved remarkable growth compared with last year. The new **Easiflex** ostomy bag with adhesive coupling was introduced in most major European markets and in the USA during the year. The product was well received and sales have met expectations. Also sales of the new urostomy products developed well, and an increasing number of new users in this segment use Coloplast products.

Coloplast's activities in the home care area in Germany, Great Britain and the USA contributed to the sales growth. HSC in Germany, which services users in their homes, achieved two-digit sales growth. Also Coloplast Direct in Great Britain, which offers service, including the distribution of ostomy and continence care products, made good progress. In our US home care company, Sterling Medical Services, sales of ostomy products increased. During the year further contracts were signed with nursing homes and other institutions in the home care sector.

Continence care
Coloplast increased sales of continence care products in 2002/03 by 12% in local currencies to DKK 1,326m. Sales of the coated **SpeediCath** catheter for emptying the bladder continues to grow strongly, and also the **EasiCath** range of catheters made good progress in most European markets. In the

spring of 2003, **SpeediCath**, which is ready for use out of the packaging, was introduced in the USA, where, however, reimbursement of coated catheters is still subject to restrictions. Sales of the **Conveen** and **Moveen** urine bags obtained two-digit growth. In Great Britain, the **Simpla** Plus urine bag range was introduced to the hospital market. In the market for urisheaths in Europe, where Coloplast is the market leader with a market share exceeding 50%, sales also increased. Coloplast's British home care company, **ThackrayCare**, whose nurses distribute continence care products and give service to the users in their home, also gained ground.

Wound care
Sales of Coloplast's wound dressings came to DKK 782m, corresponding to a growth of 11% in local currencies. Sales of the **Biatain** dressings based on foam technology developed well also in 2002/03 and now account for more than 25% of total Coloplast wound dressing sales. The **Alione** dressing, which was launched in 2002 and is indicated both for highly exudating and dry wounds, is now sold in most markets and has been well received. Our antibacterial **Contreet** Foam dressing obtained FDA approval in the spring of 2003 and is now also sold in the USA. **Contreet** Foam was introduced in Germany in the third quarter and initial market response has been positive despite the downturn in this market. At the end of the financial year, **Contreet** Foam was launched in Great Britain.

Skin care
Sales of Coloplast skin care products amounted to DKK 193m, an increase of 9% in local currencies. Sales increased mainly for personal care and skin care products for persons suffering from incontinence. Over the year, further contracts have been signed with health maintenance organisations and other US chains. A new product range, **EasiCleanse** Bath, introduced at the beginning of the financial year, was well received.

Breast care
In 2002/03 sales of breast care products was affected by the difficult market conditions in the USA with changes in reimbursement rules and a general downturn. Total sales amounted to DKK 473m. This is 4% less than last year in local currencies. Sales developed well in Europe, where they increased by 11%, and market share gains were made. An intensified sales effort in the USA in the coming months is expected to have a positive effect on sales. The restructuring initiated in 2000/01, which included consolidation of manufacturing activities in Germany, was completed in the first quarter. The US sales management was strengthened and a uniform global product portfolio for all markets has been established. The new breast form range has been well received, also by dealers in the US market.

Sales of **Aviana** textiles for full body sizes were discontinued early in the year, and unexpected losses were realised for the remaining stocks. The changes to the US breast form range resulted in further write-offs of unsold stocks. Reduced sales and one-off costs of the order of DKK 15-20m squeezed the profit margin for 2002/03 for this product area.

Strategy and objectives towards 2008
Coloplast's long-term objectives are to achieve a revenue of at least DKK 9bn in 2008 while gradually improving the profit margin to 18%. Coloplast has set a further objective of achieving a return on average invested capital (ROAIC) of 20%.

Our revenue objective can be achieved through organic growth of 10-12% per year. this growth will be generated primarily in the European market, but will increasingly be based also on growth outside Europe. Acquisition and divestment of business are important elements in Coloplast's strategy. Any acquisitions will increase revenue beyond DKK 9bn. Over and above organic growth, acquisition of value-creating business, alliances formed to strengthen existing business areas and divestment of activities creating no value will be implemented by Coloplast to achieve its objectives. Since the most recent acquisitions in 2001 Coloplast has built significant financial resources, and acquisition

candidates are considered on an on-going basis.

Increases in the company's production capacity will, in future, take place mainly in countries with a lower cost level than Denmark. In the first round, the facility in Hungary is being extended. One third of this facility is now complete, and plans are to reach full capacity for ostomy, wound care and continence care products by 2005.

Organisation
Responsibility for skin care development, manufacturing and marketing was consolidated in a new business unit from 1 September 2003 headed by Tom Ryan, President, reporting to Group Management.

Similarly, the wound care area was consolidated in an independent business unit headed by Finn Ketler, who was appointed General Manager with effect from 17 November 2003 and reports to Group Management. In Europe, sales and distribution of the products will be handled by the new business unit in a cooperation with Coloplast's subsidiaries in the respective countries.

Concurrently with the consolidation of skin care and wound care in two independent business units, Coloplast's US ostomy and continence care teams formed close ties with our home care business in that market, Sterling Medical Services. With effect from 1 October 2003, a dedicated sales force for ostomy and continence care was set up. Jens Fabricius, GM, Corporate Sales, will be responsible for all sales activities in the Americas.

Other management matters
The share option programme for 2002/03 comprises Group Management and some 200 executives. The programme depends, for the first time, on the achievement of two important corporate objectives, ie the profit margin and the value creation (Economic Profit) in the financial year 2002/03. Both objectives were met, releasing approx. 125,000 options, exercisable at a price set as the average of the price quotation on the five days following the publication of the financial statement for the full year. The options may be exercised in the period 2007-2012. The value of the allocation (calculated as the Black & Scholes value per option multiplied by the number of options allocated) is limited to twice the executive's monthly net pay at the time of allocation.

New accounting policies
The accounts and comparison figures for previous years have been prepared in accordance with the Danish Financial Statements Act of 2001. If Coloplast had continued to apply the previous accounting policies, profit before tax would have been DKK 27m lower and equity would have been DKK 330m lower, se appendices. In connection with the preparation of the annual accounts for 2002/03, a reclassification of cost categories for historical figures has been made, see appendices. Coloplast has decided to introduce IFRS (International Financial Reporting Standards) with effect from the financial year 2003/04.

The transition to IFRS is not expected to have any appreciable impact on the statement of profit and equity.

Investments
The year's investments in intangible assets accounted for DKK 226m. The majority represents goodwill on acquisition of additional shares in subsidiaries. In addition, investments were made in the IT system OneWorld. Total investments in tangible assets amounted to DKK 436m. During the financial year it was decided to extend Coloplast's factory in Hungary, so that, by 2005, it will employ 900 people and manufacture products representing a market value of DKK 1.5bn.

The savings obtained from manufacturing in Hungary are expected to increase from some DKK 25m per year in 2003/04 to some DKK 75m per year in 2005/06. During the period 2002-2005, the costs of transfer of production machinery and training are anticipated to account for approx. DKK 10-15m per year. The total investment is expected to amount to more than DKK 300m by 2005. Moreover, the investment is expected to involve tax savings of DKK 30-50m annually during the period 2005-2011.

Research and development
Coloplast Research Centre is the corporate centre for strategic research and materials development in technological core competence areas. In 2002/03, the Group spent 3% of revenue on R&D. Part of this amount covered research and basic materials development at Coloplast Research Centre.

IT
An ungrading of our IT systems protection has been implemented to protect it from virus and other intrusion. Among recent initiatives are a standard virus scanning tool and a centrally managed distribution of virus patches. The new ERP system (Enterprise Resource Planning) has been introduced at the Thisted facility in Denmark and in Coloplast GmbH in Germany, the two largest units within manufacturing and sales/distribution activities. Concurrently, the system was introduced to link the breast care business unit's manufacturing operations in Germany with the sales team in the USA. The remaining Danish facilities are expected to introduce the system in the first quarter of 2003/04.

Future outlook
The positive trend in revenue seen in 2002/03 is expected to continue in 2003/04. If exchange rates remain at their 2002/03 level, we expect a revenue increase for 2003/04 of around 11%.

Our possibilities for achieving 11% growth will depend, among other factors, on market developments in the key markets. The market for medical disposables is estimated to grow somewhat less than 10%, which means that Coloplast must continue to win market shares to meet expectations.

We continue, on an on-going basis, to implement activities to improve our profit margin. These activities include the establishment of manufacturing operations in Hungary, measures to make our administrative functions in Denmark, Germany and the USA more effective and activities to improve efficiency everywhere in the organisation. The home care activities, which by now account for a significant share of total Group sales, are achieving a lower profit margin than the Group's average, affecting the overall profit margin. In addition, the current market conditions for our breast care business in the USA and the current exchange rates for eg USD and GBP have a negative impact on the profit margin.

The total effect for 2003/04 of these factors is expected to result in a profit margin at the 2002/03 level, ie of the order of 16%. In 2003/04 we expect gross investments in tangible assets (buildings, plant and equipment) to be at the level of DKK 450m. We expect the tax rate for 2003/04 to be around 33%.

Assuming that exchange rates remain unchanged, we cannot expect to make exchange-rate gains in 2003/04 of the same order as realised in 2002/03.

Coloplast's long-term objectives are, as announced in August, to achieve, through organic growth, a revenue of DKK 9bn for the existing business areas and a profit margin of 18% by 2008.

Heavy fluctuations in key currencies, significant changes in the health care sector or major changes in the world economy may affect the company's possibilities of achieving its long-term objectives and for meeting expectations.

Annual General Meeting
Coloplast's Annual General Meeting will be held Tuesday, 16 December 2003 at 4 pm in the company's facilities at 3 Holtedam, Humlebæk, Denmark.

The Board of Directors wlil propose to the Annual General Meeting that dividends are paid at DKK 5.00 per share of DKK 10 (2001/02: DKK 4.35 per share of DKK 10).

The Board proposes that Ingrid Wiik, President and CEO, Alpharma Inc., be elected to sit on the Board and that the remaining members of the Board be reelected.

Palle Marcus

Chairman of the Board

Chief Executive

Sten Scheibye

This announcement includes information about Management's expectations for future developments. Being based on assumptions that embody uncertainty and risk, including – but not restricted to – changes in relevant legislation and treatment methods as well as the financial markets, actual results may turn out to differ from those expected.

This information is available in a Danish and an English version. In case of doubt, the Danish version shall prevail.
For further information, please contact Group Director Carsten Lønfeldt, phone + 45 4911 1611.

INCOME STATEMENT
1 October 2002 - 30 September 2003

	Group mDKK		Group m EUR		Parent mDKK	
	2002/03	*2001/02*	*2002/03*	*2001/02*	*2002/03*	*2001/02*
Revenue	5,669	5,624	763	757	2,554	2,363
Cost of sales	-2,157	-2,211	-290	-298	-1,584	-1,509
Gross profit	**3,512**	**3,413**	**473**	**459**	**970**	**854**
Distribution costs	-1,670	-1,615	-225	-217	-174	-162
Administrative expenses	-727	-751	-98	-101	-231	-212
Research and development costs	-168	-173	-23	-23	-141	-125
Other operating income	38	74	5	10	26	39
Other operating expenses	-43	-21	-6	-3	-20	-1
Operating profit before amortisation of goodwill	**942**	**927**	**126**	**125**	**430**	**393**
Amortisation of goodwill	-11	-9	-1	-1	0	0
Operating profit	**931**	**918**	**125**	**124**	**430**	**393**
Separate items	0	410	0	56	2	285
Income from investments in Group enterprises before tax					351	328
Income from investments in associates before tax	1	11	0	1	0	0
Financial income	256	126	35	17	232	165
Financial expenses	-310	-229	-41	-31	-191	-133
Profit before tax	**878**	**1,236**	**119**	**167**	**824**	**1,038**
Tax on profit for the year	-297	-341	-40	-46	-263	-270
Net profit for the year	**581**	**895**	**79**	**121**	**561**	**768**
Minority interests	-20	-127	-3	-17	0	0
Coloplast's share of profit for the year	**561**	**768**	**76**	**104**	**561**	**768**

Profit distribution		
Allocated to reserves for net revaluation according to the equity method	60	85
Retained earnings	381	579
Proposed dividend for the year	120	104
Total	**561**	**768**

The Board will propose to the Annual General Meeting that dividend for the year be paid out as follows: DKK 5.00 per share.

Coloplast

BALANCE SHEET

At 30 September 2003

	Group		Group		Parent	
	mDKK		*mEUR*		*mDKK*	
	2002/03	*2001/02*	*2002/03*	*2001/02*	*2002/03*	*2001/02*
Assets						
Acquired patents and trademarks	8	10	1	1	7	8
Goodwill	236	65	32	9	0	0
Software	68	46	9	6	66	43
Prepayment for intangible assets and intangible assets in progress	20	18	3	2	0	0
Intangible assets	**332**	**139**	**45**	**18**	**73**	**51**
Land and buildings	1,017	928	137	125	158	173
Plant and machinery	319	330	43	44	264	270
Other fixtures and fittings, tools and equipment	223	177	30	24	98	86
Prepayments and property, plant and equipment in progress	292	150	39	20	219	97
Property, plant and equipment	**1,851**	**1,585**	**249**	**213**	**739**	**626**
Investments in Group enterprises					541	237
Receivables from Group enterprises					368	412
Investments in associates	2	1	0	0	0	0
Other investments	0	0	0	0	0	0
Deferred tax asset	129	154	17	21	15	33
Investments	**131**	**155**	**17**	**21**	**924**	**682**
Fixed assets	**2,314**	**1,879**	**311**	**252**	**1,736**	**1,359**
Inventories	**883**	**728**	**119**	**98**	**442**	**354**
Trade receivables	1,131	1,107	152	149	104	139
Receivables from Group enterprises					1,034	864
Receivables from associates	7	5	1	1	0	0
Other receivables	157	417	22	57	81	352
Prepayments	38	32	5	4	10	5
Receivables	**1,333**	**1,561**	**180**	**211**	**1,229**	**1,360**
Marketable securities	**207**	**1**	**28**	**0**	**207**	**1**
Cash and bank balances	**623**	**320**	**84**	**43**	**467**	**138**
Current assets	**3,046**	**2,610**	**411**	**352**	**2,345**	**1,853**
Assets	**5,360**	**4,489**	**722**	**604**	**4,081**	**3,212**

BALANCE SHEET
At 30 September 2003

	Group		Group		Parent	
	mDKK		*mEUR*		*mDKK*	
	2002/03	*2001/02*	*2002/03*	*2001/02*	*2002/03*	*2001/02*
Equity and liabilities						
Contributed capital	240	240	32	32	240	240
Reserve for net revaluation according to the equity method					456	396
Fair value reserve	-30	-1	-4	0	-30	2
Proposed dividend for the year	117	102	16	14	117	102
Retained earnings	1,669	1,221	224	164	1,213	822
Equity	**1,996**	**1,562**	**268**	**210**	**1,996**	**1,562**
Minority interests	**14**	**7**	**2**	**1**	**0**	**0**
Provision for pensions and similar liabilities	83	84	11	11	7	7
Provision for deferred tax	5	3	1	0	0	0
Other provisions	19	23	3	3	12	18
Provisions	**107**	**110**	**15**	**14**	**19**	**25**
Mortgage debt	533	546	72	74	176	179
Other credit institutions	1,511	1,066	203	144	1,390	874
Long-term liabilities	**2,044**	**1,612**	**275**	**218**	**1,566**	**1,053**
Mortgage debt	6	6	1	1	1	1
Other credit institutions	251	173	34	23	3	20
Trade payables	349	375	47	50	172	203
Payables to Group enterprises					40	76
Income tax	102	199	14	27	71	103
Other payables	438	419	59	56	171	153
Deferred income	53	26	7	4	42	16
Short-term liabilities	**1,199**	**1,198**	**162**	**161**	**500**	**572**
Short-term and long-term liabilities	**3,243**	**2,810**	**437**	**379**	**2,066**	**1,625**
Equity and liabilities	**5,360**	**4,489**	**722**	**604**	**4,081**	**3,212**

Coloplast

CASH FLOW STATEMENT
1 October 2002 - 30 September 2003

		Group		Group	
		mDKK		mEUR	
Note		2002/03	2001/02	2002/03	2001/02
	Operating profit	931	918	125	124
32	Adjustment for non-liquid operating items	298	309	40	41
33	Changes in working capital	52	-70	7	-9
	Separate items	0	99	0	13
	Ingoing interest payments, etc.	257	116	35	16
	Outgoing interest payments, etc.	-265	-221	-36	-30
	Income tax paid	-362	-238	-49	-32
	Cash flow from operations	**911**	**913**	**122**	**123**
	Investments in intangible assets	-226	-51	-30	-7
	Investments in land and buildings	-175	-165	-24	-22
	Investments in plant and machinery	-261	-244	-35	-33
	Adjustment, tangible assets under construction	-142	-40	-19	-5
	Fixed assets sold	15	16	2	2
	Acquired business	6	-400	1	-54
	Dividend from associates	0	6	0	1
	Cash flow from investments	**-783**	**-878**	**-105**	**-118**
	Free cash flow	**128**	**35**	**17**	**5**
	Dividend to shareholders	-102	-85	-14	-12
	Dividend to minority shareholders	-11	-129	-1	-17
	Investments in own shares	-10	-25	-1	-3
	Financing from shareholders	**-123**	**-239**	**-16**	**-32**
	Financing through long-term borrowing	430	1,290	58	174
	Cash flow from financing	**307**	**1,051**	**42**	**142**
	Net cash flow for the year	**435**	**1,086**	**59**	**147**
	Liquid reserves at 1.10.2002	142	-883	19	-119
	Exchange-rate adjustments	-4	0	-1	0
	Adjustment, business acquired	0	-61	0	-9
	Cash flow for the year	435	1,086	59	147
34	**Liquid reserves at 30.9.2003**	**573**	**142**	**77**	**19**
35	Unutilised credit facilities	1,899	1,072	256	144
	Financial reserves at 30.9.2003	**2,472**	**1,214**	**333**	**163**

The consolidated cash flow statement cannot be extracted directly from the published financial statements.

Coloplast

STATEMENT OF CHANGES IN EQUITY

Parent *mDKK*	Contributed capital A shares	 B shares	Reserve for equity value	Reserve for fair value	Proposed dividend	Re-tained ear-nings	Equity Total
1.10.2001 - 30.9.2002							
Balance at 1.10.2001							
As reported in annual report	18	222	308	0	0	494	1,042
Effect of change in accounting policies			3		85	83	171
Restated balance at 1.10.2001	18	222	311	0	85	577	1,213
Profit for the year			85		104	579	768
Hedging of future cash flows incl. tax				2			2
Transferred negative minority interests						-8	-8
Own shares acquired						-32	-32
Own shares sold						7	7
Dividend from own shares					-2	2	0
Dividend paid out for 2000/01					-85		-85
Goodwill from acquired companies and rights						-276	-276
Change in opening values and other adjustments relating to subsidiaries						-27	-27
Balance at 30.9.2002	**18**	**222**	**396**	**2**	**102**	**822**	**1,562**
1.10.2002 - 30.9.2003							
Balance at 1.10.2002							
As reported in annual report	18	222	418	0	0	734	1,392
Transferred negative minority interests						-8	-8
Effect of changes in accounting policies			-22	2	102	96	178
Restated value at 1.10.2002	18	222	396	2	102	822	1,562
Hedging against interest risks				-45			-45
Effect of hedging on deferred tax				12			12
Hedging against exchange-rate risks				2			2
Effect of hedging on deferred tax				-1			-1
Net gain/loss not recognised in income statement	0	0	0	-32	0	0	-32
Dividend paid out for 2001/02					-102		-102
Tax value of loss on employee shares						33	33
Transferred negative minority interests						8	8
Profit for the year			60		120	381	561
Own shares purchased						-18	-18
Own shares sold						8	8
Dividend on own shares					-3	3	0
Foreign currency translation adjustment relating to subsidiaries						-24	-24
Balance at 30.9.2003	**18**	**222**	**456**	**-30**	**117**	**1,213**	**1,996**

Coloplast

NOTES

	Group		Parent	
	mDKK		*mDKK*	
	2002/03	*2001/02*	*2002/03*	*2001/02*
9. Financial income				
Interest income	31	11	25	6
Interest income from Group enterprises			49	57
Exchange-rate adjustments	177	114	156	102
Fair-value adjustments transferred from equity (note 17)	37	0	2	0
Cash discounts received	11	1	0	0
Total	**256**	**126**	**232**	**165**
10. Financial expenses				
Interest expense	102	91	66	62
Exchange-rate adjustments	161	83	125	71
Cash discounts	44	43	0	0
Other financial expenses	3	12	0	0
Total	**310**	**229**	**191**	**133**

	Group	
	mDKK	
	2002/03	*2001/02*
32. Adjustment for non-liquid operating items		
Depreciation	297	282
Change in other provisions	1	27
Total	**298**	**309**
33. Changes in working capital		
Inventories	-185	-40
Receivables from sales	-70	-162
Other receivables	262	35
Payables to suppliers, etc.	45	97
Total	**52**	**-70**
34. Liquid reserves		
Marketable securities	207	1
Cash	2	1
Bank balances	621	319
	830	321
Utilised credit facilities, short term	-257	-179
Total	**573**	**142**

35. Non-utilised credit facilities

Of total credit facilities, DKK 1,899m, DKK 935 is guaranteed for terms exceeding one year.

Financial effect on 2002/03 of change in accounting policies to comply with the Danish Financial Statements Act of 2001

mDKK	Effect on profit before tax	Effect on tax	Effect on profit for the year	Effect on equity
Intangible assets, goodwill	-1	0	-1	147
Property, plant and equipment	0	0	0	0
Inventories	32	-12	20	137
Dividend	0	0	0	117
Provisions for pensions, etc.	-4	2	-2	-41
Debt	0	0	0	0
Derivative financial instruments	0	0	0	-30
Total effect	27	-10	17	330

Coloplast.

INCOME STATEMENT BY QUARTER

	2001/02 15.05.03	Change	18.11.03	Q1 2002/03 07.02.03	Change	18.11.03	Q2 2002/03 15.05.03	Change	18.11.03	Q3 2002/03 21.08.03	Change	18.11.03	Q4, 2002/03	2002/03 full year
Revenue	5.624		5.624	1.393		1.393	1.323		1.323	1.460		1.460	1.493	5.669
Cost of sales	-2.103	-108	-2.211	-550	-4	-554	-500	8	-492	-546	18	-528	-561	-2.157
Gross profit	**3.521**		**3.413**	**843**		**839**	**823**		**831**	**914**		**932**	**932**	**3.512**
Distribution costs	-1.500	-115	-1.615	-382	-28	-410	-386	-20	-406	-429	4	-425	-473	-1.670
Administrative expenses	-956	205	-751	-209	32	-177	-188	11	-177	-188	-28	-216	-142	-727
Research and development costs	-174	1	-173	-42		-42	-42	5	-37	-57	10	-47	-27	-168
Other operating income	56	18	74	18		18	11	1	12	11	0	11	-2	38
Other operating expenses	-20	-1	-21	-9		-9	-2	-5	-7	-9	-4	-13	-23	-43
Operating profit before amortisation of goodwill	**927**		**927**	**219**		**219**	**216**		**216**	**242**		**242**	**265**	**942**
Amortisation of goodwill	-9		-9	-1		-1	-5		-5	-3		-3	-2	-11
Operating profit	**918**		**918**	**218**		**218**	**211**		**211**	**239**		**239**	**263**	**931**
Separate items	410		410	0		0	0		0	0		0	0	
Income from investments in associates before tax	11		11	0		0	0		0	0		0	1	1
Financial income	126		126	88		88	52		52	72		72	44	256
Financial expenses	-229		-229	-100		-100	-61		-61	-80		-80	-69	-310
Profit before tax	**1.236**		**1.236**	**206**		**206**	**202**		**202**	**231**		**231**	**239**	**878**
Tax on profit for the year	-341		-341	-68		-68	-70		-70	-78		-78	-81	-297
Net profit for the year	**895**		**895**	**138**		**138**	**132**		**132**	**153**		**153**	**158**	**581**
Minority interests	-127		-127	-4		-4	-5		-5	-4		-4	-7	-20
Coloplast's share of profit for the year	**768**		**768**	**134**	**0**	**134**	**127**	**0**	**127**	**149**	**0**	**149**	**151**	**561**

This table presents the income statements for 2001/02 and 2002/03 by quarter. In connection with the preparation of the annual accounts for 2002/03 reclassification has been made of various categories of costs in historical figures. The table shows changes made in 2001/02 figures and changes made in figures for Q1-3 2002/03.

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

Information to the Copenhagen Stock Exchange no. 27/2002
Humlebæk, 20 December 2002

Movements in Coloplast's executive share option programme

According to Coloplast's internal securities trading rules, members of management and other executives who are covered by the share option programme are entitled to exercise options in the first four weeks after publication of an announcement of financial statements or other announcements of a financial nature.

The latest trading period ended 16 December 2002.

The movements in the portfolio of executive share options have been as follows:

Options granted	Exercise period	Number of options	Lapsed/ added	Options exercised in the period 20.11.01-16.12.02	Number of non-exercised options at 16.12.02	Exercised price
Nov. 2000	2001 - 2006	64,300	-3,550	19,850	40,900	371
Nov. 2000	2002 - 2007	64,300	-8,900	1,600	53,800	393
Nov. 2001	2003 - 2008	58,525	-3,575	-	54,950	546
Nov. 2001	2004 - 2009	58,525	-3,575	-	54,950	579

Sten Scheibye
Chief executive

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.

For further information please contact Chief Executive Sten Scheibye, phone +45 4911 1561

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

04 APR 15 AM 7:21

Tel +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

(2)

Information to the Copenhagen Stock Exchange no. 18/2002
Humlebæk, 17 October 2002

Coloplast financial calendar for 2002/03

2002	
22 Oct.	Closing period until 19 November
19 Nov.	Financial Statement for the full year 2001/02
3 Dec.	Annual Report for 2001/02 published
16 Dec.	Annual General Meeting
20 Dec.	Payment of dividends for 2001/02

2003	
17 Jan.	Closing period until 7 February
7 Feb.	Financial Statement for Q1 2002/03
23 Apr.	Closing period until 14 May
14 May	Interim Financial Statement for 2002/03
30 Jul.	Closing period until 20 August
20 Aug.	Financial Statement for Q1-3 2002/03
21 Oct.	Closing period until 18 November
18 Nov.	Financial Statement for the full year 2002/03
11 Dec.	Annual General Meeting

Sten Scheibye
Chief executive

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.

For further information please contact Group Director Carsten Lønfeldt, phone +45 4911 1611

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

04 MAR 15 AM 7:21

Information to the Copenhagen Stock Exchange no. 19/2002
Humlebæk, 17 October 2002

(3)

Coloplast launches new generation of modern wound healing products

*A new series of wound dressings by the name of **Alione** is introduced by Coloplast. The wound dressings combine some of the best features of other modern dressings*

The **Alione** products utilise a new hydrocapillary technology, which provides instant and previously unseen absorption of liquid from the wound. Exudate in a chronic wound contains substances which delay the healing process of the wound. By removing exudate from the wound, **Alione** therefore speeds up the healing process, while at the same time minimising the risk of leakage and damage to the surrounding skin.

The use of **Alione** products, whose properties secure longer weartime, will reduce the number of dressing changes required and hence the costs of treatment. As the products are easy to use and suitable for most chronic wounds, they are particularly suitable for use in home health care, which makes up the larger and growing share of the market.

The products will be launched during the financial year 2002/03 in most key European countries. The introduction of **Alione** is an important step in implementing Coloplast's strategy of introducing entirely new and innovative products. The product is anticipated to increase Coloplast's competitiveness in the market for modern wound care.

The products are expected to make a positive contribution to Coloplast's financial performance during the financial year 2003/2004.

Sten Scheibye
Chief executive

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.

For further information please contact Group Director Carsten Lønfeldt, phone +45 4911 1611

Coloplast develops and markets medical devices for people whose quality of life depends on such devices. In 2000/2001 Coloplast's sales amounted to DKK 4.1 billion.
The Wound Care Division develops, manufactures and sells a broad range of wound care products, all based on the moist-wound-healing principle. In 2000/2001 the Division's sales amounted to DKK 666 mln.

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

04 APR 15 AM 7:21

4

Information to the Copenhagen Stock Exchange no. 20/2002
Humlebæk, 13 November 2002

Coloplast successful in action regarding employee shares

- The Danish Supreme Court in its judgment today supported Coloplast's claim regarding deductibility of capital losses incurred in connection with the issue of employee shares

- Coloplast anticipates the excess tax to be repaid. Including interest accrued the repayment will amount to approx. DKK 45m.

In its judgment today, the Danish Supreme Court agreed with Coloplast that companies are entitled to deduct capital losses incurred in connection with the issue of employee shares at a price below the market price.

The action concerns only employee shares issued in 1993, but as Coloplast used the same procedure in 1997, total tax deductibles for 1993 and 1997 amount to DKK 101 million. The judgment means that Coloplast can expect repayment of approx. DKK 45m. The total amount, including more than DKK 12m of interest accrued, will be entered in the company's profit and loss account or 2002/03.

The case was originally heard on 27 April 2001 by The Eastern Division of the Danish High Court, whose judgment was also in favour of Coloplast. However, the Ministry of Taxation chose to appeal to have the case heard by the Supreme Court.

Sten Scheibye
Chief executive

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.

For further information please contact Group Director Carsten Lønfeldt, phone +45 4911 1611 or mobile +45 2469 1611

We wish to be known worldwide as a reliable supplier of medical disposables and services. Our customers are healthcare professionals and users of our products. Our main concern is to improve the quality of life of people suffering from a physical impairment.

Coloplast

Information to the Copenhagen Stock Exchange no. 22/2002
Humlebæk, 3 December 2002

To our shareholders

3 December 2002

We have the pleasure of inviting you to attend the Annual General Meeting of Coloplast A/S which will be held on

Monday, 16 December 2002 at 16.00

at the premises of Coloplast A/S at Holtedam 3, Humlebæk, Denmark (Aage Louis-Hansen conference facilities).

Before the formal proceedings of the Annual General Meeting start, we would like to give you an opportunity to become acquainted with our stakeholder reporting. From **15.00 - 15.30,** the focus will be on how Values create value. From 15.30 - 16.00, refreshments will be served and you will have the opportunity to see the Coloplast's facilities.

Agenda of the General Meeting

1. Election of a chairman of the General Meeting.

2. Presentation of the Board's report on the company's activities during the past financial year.

3. To receive and adopt the annual accounts, including the auditors' report and to consider and, if thought fit, pass a resolution for a discharge from obligations, and to receive the annual report and the Group's consolidated accounts.

4. Decision on distribution of the year's profit based on the adopted accounts.

5. Proposals by the Board:

   (a) Amendments of the company's Articles of Association.
   For your information, please find enclosed a copy of the Articles of Association of Coloplat A/S adopted at the General Meeting on 18 December 2001.

   Article 2
   Amendment of the objects for the company to read as follows:
   "The objects for which the Company is established are directly and through subsidiaries to carry on business as manufacturers and merchants, mainly within medical devices for the nursing and hospital sectors and, in connection with this business, to engage in related research & development and investment activities."

   Article 4
   Sub-article 3 to be amended to read as follows:
   "The A-shares shall be signed by the Board of Directors in accordance with the rules laid down by the Danish Companies Act. The annual dividend shall be paid out to the registered A-shareholders. Any dividends which have not been claimed five years after the due date shall accrue to the Company."

Article 5
Sub-article 2 to be deleted leaving Article 5 with the following wording:
"The A-shares of the Company may be cancelled without any judicial decision in accordance with the rules laid down by the Danish Companies Act."

Article 6
Sub-article 2 to be amended to read as follows:
"Extraordinary General Meetings shall be held whenever requested by the Board of Directors or the auditors. Moreover, Extraordinary General Meetings shall be convened within two weeks whenever shareholders owning one tenth of the share capital shall so request in writing specifying the subject to be discussed."

Article 7
Sub-article 4 to be amended to read as follows:
"The agenda and the complete set of resolutions to be proposed to the General Meeting shall no later than eight days before any General Meeting be available for inspection by the shareholders at the Company's office and at the same time be submitted to any registered shareholder who has made a request to this effect and in the case of Annual General Meetings the audited annual report shall be submitted as well."

Article 8
Item 1 (Election of the chairman of the meeting) to be deleted and at the same time the existing Item 3 (new Item 2) and existing Item 4 (new Item 3) to be amended. The business to be transacted at the Annual General Meeting is proposed to read as follows:
"The business to be transacted at the Annual General Meeting shall be as follows:

1. To receive the Directors' report on the activities of the Company in the past financial year.

2. To receive and adopt the audited annual report and, if thought fit, pass a resolution for a discharge from obligations.

3. To consider and, if thought fit, pass a resolution for the distribution of the profit or for the treatment of the loss, as the case may be, according to the adopted annual report.

4. To consider and, if thought fit, pass any resolutions proposed by the Board of Directors or shareholders.

5. To elect Directors.

6. To elect an auditor.

7. Any other business."

Article 9
Sub-article 1 to be amended to read as follows:
"Any shareholder shall be entitled to attend the General Meeting provided that not later than three days before the General Meeting the shareholder has obtained an admission card for himself/herself and any adviser at the office of the Company against production of evidence of the shareholder's shareholding or with reference to its registration."

Sub-article 3 to be amended to read as follows:
"A shareholder who has acquired shares in any other manner cannot exercise his/her voting right in respect of the shares concerned unless the shareholder has been entered in the register of shareholders or has notified the company about and produced evidence of this acquisition."

Article 10
to be amended read as follows:
"The Board of Directors elects the chairman of the meeting, who shall preside over the meeting and decide all matters relating to the procedure of the meeting and votings. Any person entitled to vote may demand a written ballot with respect to the relevant subjects submitted for discussion."

Article 13 Board of Directors and Management
As a consequence of sub-articles 1, 2 and 4 being amended, Article 13 will read as follows:
"The Company shall be managed by a Board of Directors of 5-8 members elected by the General Meeting and a statutory number of Board members elected by the employees according to Danish law.

The Directors shall be elected for one year at a time and shall be eligible for re-election.

No person having attained the age of 70 shall be eligible for the Board of Directors.

The Directors shall receive a fee approved by the General Meeting."

Article 14
It is proposed to delete Article 14 and consequently the existing Article 15 will be Article 14, sub-article 3 of which to be amended to read as follows:
"Rules of procedure applicable to the Board of Directors are laid down by the Board."

Sub-article 6 to be amended to read as follows:
"The Board of Directors shall appoint a management consisting of up to 6 members, one of whom shall be the Chief Executive, and shall determine the terms and conditions of their appointment and the detailed rules governing their powers."

The existing Article 16 will consequently be Article 15 having the following amended wording:
"The Company shall be bound by the signatures of two Group Directors jointly, of the chairman and a Group Director jointly or of the Directors of the Board jointly."

The existing Article 17 will consequently be Article 16 having the following amended wording:
"The auditing of the Company's annual report shall be made by two state-authorised public accountants elected by the General Meeting or, if opportunity is provided under Danish law, by at least one state-authorised public accountant elected by the General Meeting. Auditors shall be elected for one year at a time and be eligible for re-election."

The existing Article 18 will consequently be Article 17, sub-article 2 of which will be amended to read as follows:
"The annual report shall be signed by the Group Management and the Board of Directors and shall be furnished with the auditors' report."

The existing Article 19 will consequently be Article 18, sub-article 1 of which will be amended to read as follows:
"The annual report shall give a true and fair view of the Company's assets and liabilities, its financial position and profit or loss in accordance within the scope of the current legislation. Based upon the recommendation of the Board of Directors, the General Meeting shall determine the distribution of the profit reported in the annual report."

(b) Granting of authority to the Company's Board to buy up to 10 per cent of the share capital of the company in accordance with the provisions of section 48 of the Danish Companies Act. The maximum/minimum price to be paid for the shares has been defined as the market price at the time of purchase +/- 10 per cent. This authority to be valid until the Annual General Meeting in 2003.

6. Election of Board members.

   The Board proposes re-election.

7. Appointment of auditors.

   The Board proposes re-election of the auditors.

8. Any other business.

For the company in general meeting to adopt the amendments of the Articles of Association referred to in item 5 (a) of the agenda, at least 50 per cent of the share capital must be represented at the general meeting, and the decision must be adopted by at least two thirds of the votes cast as well as by two thirds of the shares carrying voting rights represented at the general meeting, cf. Article 11 (1) and (2) of the Articles of Association.

If less than 50 per cent of the share capital is represented at the ordinary annual general meeting, and if the proposal is not adopted by two thirds of the votes cast, it will lapse. If the proposal is adopted by two thirds of the votes cast, the Board will convene within 14 days a new extraordinary general meeting, and if the proposal is carried by at least two thirds both of the votes cast and of the share capital carrying voting rights represented at the general meeting, the proposal will be adopted disregarding the percentage of share capital represented.

No other proposals have been submitted by the Board of Directors or by shareholders for discussion at the Annual General Meeting.

The Annual Report for 2001/02 is enclosed.

Admission cards for the Annual General Meeting may be requested by filling in and sending the attached form, which may also be used to give proxy. The form must be received by Danske Bank no later than Thursday, 12 December 2002 by 16.00.

Refreshments will be served after the Meeting.

The Board of Directors

Enclosures

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

04 APR 15 AM 7:21

(7)

Information to the Copenhagen Stock Exchange no. 23/2002
Humlebæk, 13 December 2002

OFT postpones decision on Coloplast case

Coloplast notes the announcement made today by the UK Office of Fair Trading (OFT) that the time period for implementation of the undertakings given to the Secretary of State for Trade and Industry has been extended until 31 January 2003. Coloplast will continue to co-operate with the OFT throughout this period.

Coloplast acquired SSL's continence business on 30 September 2001 for GBP 80m. The turnover of the business was estimated at GBP 27m, operating profit at GBP 6.6m.

Following a report by the UK Competition Commission on the market for continence care products, the Secretary of State for Trade and Industry in June 2002 instructed the OFT to obtain undertakings from Coloplast to renegotiate the distribution agreement with Mentor Corp. with a view to either divesting the Clear Advantage urisheath brand or divesting the brand and product within six months. Should Coloplast and Mentor be unable to reach agreement within this peirod, further advice should be sought from the OFT. The OFT needs more time for this process.

In 2000/01 sales of the Clear Advantage brand amounted to GBP 4.5m.

Sten Scheibye
Chief executive

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.

For further information please contact Group Director Carsten Lønfeldt, phone +45 4911 1611

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

04 APR 15 AM 7:21

(8)

Information to the Copenhagen Stock Exchange no. 24/2002
Humlebæk, 16 December, 2002

Continuation of Coloplast share option programme

As announced earlier, Group Management and approx. 130 executives of the Coloplast Group have been offered a share option programme for a trial period including the years 2000 and 2001. In our financial statement for 2001/02 issued on 19 November we announced the continuation of the incentive programme based on share options.

The allocation of share options for 2002 will be based on the principle used before, where the exercise price is determined on the basis of the price quoted for the Coloplast B share at the Copenhagen Stock Exchange (average of all deals) for five consecutive business days after the publication of the annual report, plus 6%.

The share options are exercisable during the period 2006 to 2011.

For 2002 the programme comprises approx. 170 executives and the four members of Group Management. The distribution of share options is shown in the table below.

The share option programme consists of 145,000 options representing – based on the Black and Scholes formula – a total value of DKK 18m.

Type of employee	Number of options	Exercise price	Exercisable period
Group Management	13,200	527	2006 - 2011
Executives	131,800	527	2006 - 2011

The allocation of options will, from 2003, depend on the achievement of previously defined, specific targets for value generation for the company, ie economic profit (EP) and operating efficiency measured in terms of our operating profit margin. If both targets are achieved, the full amount of options will be allocated, if only one of the targets is achieved, the amount of options allocated will be 50% of the full amount. If none of the targets are achieved, no options will be allocated.

Coloplast

If significant changes to the business basis should occur, eg acquisition or divestment, or if the accounting policies are changed, the targets set will be reconsidered.

The value of the share options is calculated on allocation according to the Black and Scholes formula and, as a rule, cannot exceed a value corresponding to 2 months' net salary for the beneficient.

Palle Marcus
Chairman of the Board

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.

For further information please contact chief executive Sten Scheibye, phone +45 4911 1561.

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

04 APR 15 AM 7:21

(9)

Information to the Copenhagen Stock Exchange No. 25/2002
Humlebæk, 16 December 2002

Annual General Meeting of Coloplast A/S
on 16 December 2002 at 16.00

The Annual General Meeting of Coloplast A/S has just been adjourned. Reporting on the transactions cf. the agenda which is attached as an appendix to this information.

Re 1
Mr. Henrik Wedell-Wedellsborg, Attorney at Law, was elected as chairman of the Meeting.

Re 2
The Directors' report on the activities of the Company was adopted unanimously.

Re 3
The annual accounts, including the auditors' report, were adopted unanimously as well as discharge from obligations.

Re 4
Distribution of dividends of DKK 4.35 per share of DKK 10.00 was adopted by the General Meeting.

Re 5
The General Meeting received and adopted the following proposals submitted by the Board of Directors:

(a) Amendments of the company's Articles of Association:

Article 2
Amendment of the objects for the company to read as follows:
"The objects for which the Company is established are directly and through subsidiaries to carry on business as manufacturers and merchants, mainly within medical devices for the nursing and hospital sectors and, in connection with this business, to engage in related research & development and investment activities."

Coloplast

Article 4
Sub-article 3 to be amended to read as follows:
"The A-shares shall be signed by the Board of Directors in accordance with the rules laid down by the Danish Companies Act. The annual dividend shall be paid out to the registered A-shareholders. Any dividends which have not been claimed five years after the due date shall accrue to the Company."

Article 5
Sub-article 2 to be deleted leaving Article 5 with the following wording:
"The A-shares of the Company may be cancelled without any judicial decision in accordance with the rules laid down by the Danish Companies Act."

Article 6
Sub-article 2 to be amended to read as follows:
"Extraordinary General Meetings shall be held whenever requested by the Board of Directors or the auditors. Moreover, Extraordinary General Meetings shall be convened within two weeks whenever shareholders owning one tenth of the share capital shall so request in writing specifying the subject to be discussed."

Article 7
Sub-article 4 to be amended to read as follows:
"The agenda and the complete set of resolutions to be proposed to the General Meeting shall no later than eight days before any General Meeting be available for inspection by the shareholders at the Company's office and at the same time be submitted to any registered shareholder who has made a request to this effect and in the case of Annual General Meetings the audited annual report shall be submitted as well."

Article 8
Item 1 (Election of the chairman of the meeting) to be deleted and at the same time the existing Item 3 (new Item 2) and existing Item 4 (new Item 3) to be amended. The business to be transacted at the Annual General Meeting is proposed to read as follows:
"The business to be transacted at the Annual General Meeting shall be as follows:

1. To receive the Directors' report on the activities of the Company in the past financial year.

2. To receive and adopt the audited annual report and, if thought fit, pass a resolution for a discharge from obligations.

3. To consider and, if thought fit, pass a resolution for the distribution of the profit or for the treatment of the loss, as the case may be, according to the adopted annual report.

4. To consider and, if thought fit, pass any resolutions proposed by the Board of Directors or shareholders.

5. To elect Directors.

6. To elect an auditor.

7. Any other business."

Article 9
Sub-article 1 to be amended to read as follows:
"Any shareholder shall be entitled to attend the General Meeting provided that not later than three days before the General Meeting the shareholder has obtained an admission card for himself/herself and any adviser at the office of the Company against production of evidence of the shareholder's shareholding or with reference to its registration."

Sub-article 3 to be amended to read as follows:
"A shareholder who has acquired shares in any other manner cannot exercise his/her voting right in respect of the shares concerned unless the shareholder has been entered in the register of shareholders or has notified the company about and produced evidence of this acquisition."

Article 10
to be amended read as follows:
"The Board of Directors elects the chairman of the meeting, who shall preside over the meeting and decide all matters relating to the procedure of the meeting and votings. Any person entitled to vote may demand a written ballot with respect to the relevant subjects submitted for discussion."

Article 13 Board of Directors and Management
As a consequence of sub-articles 1, 2 and 4 being amended, Article 13 will read as follows:
"The Company shall be managed by a Board of Directors of 5-8 members elected by the General Meeting and a statutory number of Board members elected by the employees according to Danish law.

The Directors shall be elected for one year at a time and shall be eligible for re-election.

No person having attained the age of 70 shall be eligible for the Board of Directors.

The Directors shall receive a fee approved by the General Meeting."

Article 14
It is proposed to delete Article 14 and consequently the existing Article 15 will be Article 14, sub-article 3 of which to be amended to read as follows:
"Rules of procedure applicable to the Board of Directors are laid down by the Board."

Sub-article 6 to be amended to read as follows:
"The Board of Directors shall appoint a management consisting of up to 6 members, one of whom shall be the Chief Executive, and shall determine the terms and conditions of their appointment and the detailed rules governing their powers."

The existing Article 16 will consequently be Article 15 having the following amended wording:
"The Company shall be bound by the signatures of two Group Directors jointly, of the chairman and a Group Director jointly or of the Directors of the Board jointly."

The existing Article 17 will consequently be Article 16 having the following amended wording:
"The auditing of the Company's annual report shall be made by two state-authorised public accountants elected by the General Meeting or, if opportunity is provided under Danish law, by at least one state-authorised public accountant elected by the General Meeting. Auditors shall be elected for one year at a time and be eligible for re-election."

The existing Article 18 will consequently be Article 17, sub-article 2 of which will be amended to read as follows:
"The annual report shall be signed by the Group Management and the Board of Directors and shall be furnished with the auditors' report."

The existing Article 19 will consequently be Article 18, sub-article 1 of which will be amended to read as follows:
"The annual report shall give a true and fair view of the Company's assets and liabilities, its financial position and profit or loss in accordance within the scope of the current legislation. Based upon the recommendation of the Board of Directors, the General Meeting shall determine the distribution of the profit reported in the annual report."

(b) Granting of authority to the Company's Board to buy up to 10 per cent of the share capital of the company in accordance with the provisions of section 48 of the Danish Companies Act. The maximum/minimum price to be paid for the shares has been defined as the market price at the time of purchase +/- 10 per cent. This authority to be valid until the Annual General Meeting in 2003.

Re 6
Election of Board of Directors:
Production worker Lise Schactschabel and plant manager Erik Andersen were elected by the employees as members of the Board and will consequently replace project manager Jytte Gliim and laboratory manager Flemming Moss. The other members of the Board of Directors were reelected by the General Meeting.

Re 7
The auditors were relected:

PricewaterhouseCoopers
Strandvejen 44
DK-2900 Hellerup

Revisionsfirmaet Helge Bom A/S
Gl. Lundtfotevej 24
DK-2800 Lyngby

Re 8
Nothing to report under any other business.

Sten Scheibye
Chief Executive

Enclosure: Notice convening the General Meeting

For further information please contact: Group Director Carsten Lønfeldt,
tel. +45 4911 1611.

This information is available in Danish and an English version. In case of doubt, the Danish version shall prevail.

Enclosure to
Information to the Copenhagen Stock Exchange No. 25/2002

To our shareholders

3 December 2002

We have the pleasure of inviting you to attend the Annual General Meeting of Coloplast A/S which will be held on

Monday, 16 December 2002 at 16.00

at the premises of Coloplast A/S at Holtedam 3, Humlebæk, Denmark (Aage Louis-Hansen conference facilities).

Before the formal proceedings of the Annual General Meeting start, we would like to give you an opportunity to become acquainted with our stakeholder reporting. From **15.00 - 15.30,** the focus will be on how Values create value. From 15.30 - 16.00, refreshments will be served and you will have the opportunity to see the Coloplast's facilities.

Agenda of the General Meeting

1. Election of a chairman of the General Meeting.

2. Presentation of the Board's report on the company's activities during the past financial year.

3. To receive and adopt the annual accounts, including the auditors' report and to consider and, if thought fit, pass a resolution for a discharge from obligations, and to receive the annual report and the Group's consolidated accounts.

4. Decision on distribution of the year's profit based on the adopted accounts.

5. Proposals by the Board:

   (a) Amendments of the company's Articles of Association.
   For your information, please find enclosed a copy of the Articles of Association of Coloplast A/S adopted at the General Meeting on 18 December 2001.

Article 2
Amendment of the objects for the company to read as follows:
"The objects for which the Company is established are directly and through subsidiaries to carry on business as manufacturers and merchants, mainly within medical devices for the nursing and hospital sectors and, in connection with this business, to engage in related research & development and investment activities."

Article 4
Sub-article 3 to be amended to read as follows:
"The A-shares shall be signed by the Board of Directors in accordance with the rules laid down by the Danish Companies Act. The annual dividend shall be paid out to the registered A-shareholders. Any dividends which have not been claimed five years after the due date shall accrue to the Company."

Article 5
Sub-article 2 to be deleted leaving Article 5 with the following wording:
"The A-shares of the Company may be cancelled without any judicial decision in accordance with the rules laid down by the Danish Companies Act."

Article 6
Sub-article 2 to be amended to read as follows:
"Extraordinary General Meetings shall be held whenever requested by the Board of Directors or the auditors. Moreover, Extraordinary General Meetings shall be convened within two weeks whenever shareholders owning one tenth of the share capital shall so request in writing specifying the subject to be discussed."

Article 7
Sub-article 4 to be amended to read as follows:
"The agenda and the complete set of resolutions to be proposed to the General Meeting shall no later than eight days before any General Meeting be available for inspection by the shareholders at the Company's office and at the same time be submitted to any registered shareholder who has made a request to this effect and in the case of Annual General Meetings the audited annual report shall be submitted as well."

Article 8
Item 1 (Election of the chairman of the meeting) to be deleted and at the same time the existing Item 3 (new Item 2) and existing Item 4 (new Item 3) to be amended. The business to be transacted at the Annual General Meeting is proposed to read as follows:
"The business to be transacted at the Annual General Meeting shall be as follows:

1. To receive the Directors' report on the activities of the Company in the past financial year.

2. To receive and adopt the audited annual report and, if thought fit, pass a resolution for a discharge from obligations.

3. To consider and, if thought fit, pass a resolution for the distribution of the profit or for the treatment of the loss, as the case may be, according to the adopted annual report.

4. To consider and, if thought fit, pass any resolutions proposed by the Board of Directors or shareholders.

5. To elect Directors.

6. To elect an auditor.

7. Any other business."

Article 9
Sub-article 1 to be amended to read as follows:
"Any shareholder shall be entitled to attend the General Meeting provided that not later than three days before the General Meeting the shareholder has obtained an admission card for himself/herself and any adviser at the office of the Company against production of evidence of the shareholder's shareholding or with reference to its registration."

Sub-article 3 to be amended to read as follows:
"A shareholder who has acquired shares in any other manner cannot exercise his/her voting right in respect of the shares concerned unless the shareholder has been entered in the register of shareholders or has notified the company about and produced evidence of this acquisition."

Article 10
to be amended read as follows:
"The Board of Directors elects the chairman of the meeting, who shall preside over the meeting and decide all matters relating to the procedure of the meeting and votings. Any person entitled to vote may demand a written ballot with respect to the relevant subjects submitted for discussion."

***Article 13* Board of Directors and Management**
As a consequence of sub-articles 1, 2 and 4 being amended, Article 13 will read as follows:
"The Company shall be managed by a Board of Directors of 5-8 members elected by the General Meeting and a statutory number of Board members elected by the employees according to Danish law.

The Directors shall be elected for one year at a time and shall be eligible for re-election.

No person having attained the age of 70 shall be eligible for the Board of Directors.

The Directors shall receive a fee approved by the General Meeting."

Article 14
It is proposed to delete Article 14 and consequently the existing Article 15 will be Article 14, sub-article 3 of which to be amended to read as follows:
"Rules of procedure applicable to the Board of Directors are laid down by the Board."

Sub-article 6 to be amended to read as follows:
"The Board of Directors shall appoint a management consisting of up to 6 members, one of whom shall be the Chief Executive, and shall determine the terms and conditions of their appointment and the detailed rules governing their powers."

The existing Article 16 will consequently be Article 15 having the following amended wording:
"The Company shall be bound by the signatures of two Group Directors jointly, of the chairman and a Group Director jointly or of the Directors of the Board jointly."

The existing Article 17 will consequently be Article 16 having the following amended wording:
"The auditing of the Company's annual report shall be made by two state-authorised public accountants elected by the General Meeting or, if opportunity is provided under Danish law, by at least one state-authorised public accountant elected by the General Meeting. Auditors shall be elected for one year at a time and be eligible for re-election."

The existing Article 18 will consequently be Article 17, sub-article 2 of which will be amended to read as follows:
"The annual report shall be signed by the Group Management and the Board of Directors and shall be furnished with the auditors' report."

The existing Article 19 will consequently be Article 18, sub-article 1 of which will be amended to read as follows:
"The annual report shall give a true and fair view of the Company's assets and liabilities, its financial position and profit or loss in accordance within the scope of the current legislation. Based upon the recommendation of the Board of Directors, the General Meeting shall determine the distribution of the profit reported in the annual report."

(b) Granting of authority to the Company's Board to buy up to 10 per cent of the share capital of the company in accordance with the provisions of section 48 of the Danish Companies Act. The maximum/minimum price to be paid for the shares has been defined as the market price at the time of purchase +/- 10 per cent. This authority to be valid until the Annual General Meeting in 2003.

6. Election of Board members.

   The Board proposes re-election.

7. Appointment of auditors.

   The Board proposes re-election of the auditors.

8. Any other business.

For the company in general meeting to adopt the amendments of the Articles of Association referred to in item 5 (a) of the agenda, at least 50 per cent of the share capital must be represented at the general meeting, and the decision must be adopted by at least two thirds of the votes cast as well as by two thirds of the shares carrying voting rights represented at the general meeting, cf. Article 11 (1) and (2) of the Articles of Association.

If less than 50 per cent of the share capital is represented at the ordinary annual general meeting, and if the proposal is not adopted by two thirds of the votes cast, it will lapse. If the proposal is adopted by two thirds of the votes cast, the Board will convene within 14 days a new extraordinary general meeting, and if the proposal is carried by at least two thirds both of the votes cast and of the share capital carrying voting rights represented at the general meeting, the proposal will be adopted disregarding the percentage of share capital represented.

No other proposals have been submitted by the Board of Directors or by shareholders for discussion at the Annual General Meeting.

The Annual Report for 2001/02 is enclosed.

Admission cards for the Annual General Meeting may be requested by filling in and sending the attached form, which may also be used to give proxy. The form must be received by Danske Bank no later than Thursday, 12 December 2002 by 16.00.

Refreshments will be served after the Meeting.

The Board of Directors

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

(10)

Information to the Copenhagen Stock Exchange No. 26/2002
Humlebæk, 16 December 2002

The Board of Directors of Coloplast A/S elected its own Chairman and Vice-chairman

Today, immediately after the General Meeting of Coloplast A/S, the Board of Directors reelected Mr. Palle Marcus as Chairman and Mr. Niels Peter Louis-Hansen as Vice-chairman.

Palle Marcus
Chairman of the Board

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.

For further information please contact Group Director Carsten Lønfeldt, phone +45 4911 1611

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel. +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

11

Information to the Copenhagen Stock Exchange no. 17/2002
Humlebæk, 3 October 2002

Movements in Coloplast's executive share option programme

According to Coloplast's internal securities trading rules, members of management and other executives who are covered by the share option programme are entitled to exercise options in the first six weeks after publication of an announcement of financial statements or other announcements of a financial nature.

The latest trading period ended 30 September 2002.

The movements in the portfolio of executive share options have been as follows:

Options granted	Exercise period	Number of options	Lapsed/ added	Options exercised in the period 20.11.01-30.09.02	Number of non-exercised options at 30.09.02	Exer-cised price
Nov. 2000	2001 – 2006	65,000	-3,750	19,350	41,900	371
Nov. 2000	2002 – 2007	65,000	-7,450	-	57,550	393
Nov. 2001	2003 – 2008	58,525	-450	-	58,075	546
Nov. 2001	2004 – 2009	58,525	-450	-	58,075	579

Sten Scheibye
Chief executive

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.

For further information please contact Chief Executive Sten Scheibye, phone +45 4911 1561

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

(12)

Information to the Copenhagen Stock Exchange no. 1/2003
Humlebæk, 30 January 2003

Decision on Coloplast acquisition of continence business

- Coloplast to renegotiate the terms of a price cap on the sale of Clear Advantage and Conveen Security Plus sheaths to NHS hospitals in the UK with the Director General of Fair Trading
- If the outcome of these negotiations is positive Coloplast will maintain the turnover of the Clear Advantage brand in the UK market until the contract with Mentor expires in 2007
- The supply of products which may be covered by a price cap amounts to annual sales of approx. GBP 0.5m.

Coloplast notes the announcement made today by the UK Office of Fair Trading (OFT) in which Melanie Johnson, Minister for Competition, Consumers and Markets, announced:

"That she has asked the Director General of Fair Trading (DGFT), to negotiate a change of the terms of the undertakings given by Coloplast A/S following the Competition Commission report into the completed acquisition by Coloplast A/S of the continence care business of SSL International plc.

Miss Johnson has accepted the advice of the DGFT that there has been a change in circumstances since the original undertakings were sought, and that the undertakings should be changed. Miss Johnson has further accepted the DGFT's advice that she should ask him to negotiate the terms of a price cap on the sale of Clear Advantage and Conveen Security Plus sheaths to NHS hospitals in the UK. The price cap should run until the end of the exclusive distribution agreement between Coloplast and the Mentor Corporation in 2007, and an undertaking is to be obtained that this agreement will not be renewed."

If the outcome of these negotiations is succesful Coloplast will maintain the turnover of the Clear Advantage brand in the UK market until the contract with Mentor expires in 2007. In 2001/02 sales of the Clear Advantage brand amounted to GBP 4.5m. The supply of products which may be covered by the negotiated price cap amounts to annual sales of approx. GBP 0.5m.

Coloplast

Coloplast acquired SSL's continence business on 30 September 2001 for GBP 80m. The turnover of the business was estimated at GBP 27m, operating profit at GBP 6.6m.

Sten Scheibye
Chief executive

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.

For further information please contact Group Director Carsten Lønfeldt, phone +45 4911 1611

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

04 APR 15 AM 7:21

13

Information to the Copenhagen Stock Exchange no. 2/2003
Humlebæk, 30 January 2003

Coloplast changes accounting policies to comply with the new Danish Financial Statements Act

- For your interest, we attach periodical statements as well as full-year statements for 2001/02 as they would have been presented according to the new format.
- In addition, we attach key figures for the previous four years.
- Coloplast's statements for the quarter starting 1 October 2002 will be the first periodical statements complying with the new Danish act.
- At the same time, the format for our income statement will change from being classified by nature to being classified by function.

As previously announced, Coloplast's accounting policies will comply with the new Danish Financial Statements Act as from 2002/03.

The changes in accounting policies will have a positive effect on equity as at 30 September 2002 in the amount of DKK 186m. There will be a negative effect on profit for the year 2001/02 of DKK 2m and a positive effect on total assets at 30 September 2002 of DKK 136m.

The following pages present periodical statements and full-year statements for 2001/02 as well as four years' key figures after adjustment to the new accounting policies.

Page 2 4 years' key figures
Page 3 Income statement for 2001/02 (by quarter)
Page 4 Balance sheet for 2001/02 (by quarter) – assets
Page 5 Balance sheet for 2001/02 (by quarter) – liabilities

Sten Scheibye
Chief executive

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.

For further information please contact Group Director Carsten Lønfeldt, phone +45 4911 1611

Coloplast A/S
Holtedam 1
3050 Humlebæk
Danmark

Tel. +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

Information to the Copenhagen Stock Exchange no. 3/2003
Humlebæk, 7 February 2003

(14)

Financial statement for Q1 2002/03

(1 October 2002 – 31 December 2002)

New accounting policies As from 1 October 2002 Coloplast introduced new accounting policies to comply with the new Danish Financial Statements Act. At the same time, the format for our income statement has changed from being classified by nature to being classified by function.

- **Comparison with Q1 of 2001/02 is difficult because of the financial consequences of the divestment of business areas made in the last financial year.**
- **Revenue for the continuing business areas increased by 11% in local currencies. In terms of Danish kroner, revenue increased by 8%.**
- **Post-divestment revenue was DKK 1,393m, an increase of 1% compared with Q1 of 2001/02.**
- **Operating profit was DKK 218m, an increase of 5%.**
- **The profit margin was 16%, up from 15% for the same period last year.**
- **Group profit before tax was DKK 206m in accordance with expectations.**
- **For 2002/03 the turnover for the continuing businesses is expected to grow by around 11% in local currencies.**
- **The profit margin is expected to remain around 17%.**

Key Figures MDKK (unaudited figures)	**Actual 2002/03 6 months**	**Actual 2001/02 6 months**	**Indexed on 2001/02**	**Actual 2001/02 full year**
Revenue	2,716	2,734	99	5,624
Operating profit before amortisation of goodwill	435	429	101	927
Operating profit	429	424	101	918
Special items	0	222		410
Financial items	-21	-43	49	-103
Profit before tax	408	614	66	1,236
Tax	-138	-209	66	-341
Profit for the period	270	405	67	895
Minority interests	-9	-122	7	-127
Coloplast's share of profit for the period	261	283	92	768
Profit margin, %	16	16		16
Return on assets, %	19	22		23
EPS, earnings per share, DKK	22	24		32
Return on equity, %	31	48		59
Return on average invested capital (ROAIC), %	14	16		16
PE, price earnings ratio (at share price per 31.12.02: 515)	21	23		17
Equity share, %	41	27		35
Assets	4,328	4,083		4,492
Investments in fixed assets	136	156		409
Acquired business	7	331		400

Appended are profit and loss account, balance sheet and cash flow statement.

Coloplast

Basis for comparison
Comparison of figures for Q1 2001/02 with those for Q1 2002/03 is significantly affected by the factors below:

- considerable, non-recurring income on divestment of the Nutrition business area in Q1 last year
- discontinued revenue from the business areas consumer products and Nutrition, divested in 2001/02
- acquisitions and restructurings have impacted profit performance.

A quarter is a brief period, so special items may make comparison of single quarters difficult.

Financial performance
Operating profit was DKK 218m compared with DKK 208m last year, an increase of 5%. Coloplast achieved a profit margin of 16% against last year's 15%. Financial items, which include cash discounts, net interest expenses and foreign-exchange adjustments, showed a negative balance of DKK 12m against a negative balance of DKK 24m last year. Due to hedging of the Company's foreign currency exposure, the declining value of our invoicing currencies (down 3%) had insignificant impact on profit before tax. The tax on profit for the period has been calculated at 33%.

Revenue development
Group revenue rose in Q1 to DKK 1,393m from DKK 1,385m in the same period last year. This corresponds to an increase of nearly 1%. Compared with Q1 of 2001/02, the value of Coloplast's invoicing currencies has declined by 3%, which means the revenue increase in local currencies has been 4%.

Coloplast's revenue in the first quarter of last year included the divested businesses Nutrition and consumer products. The increase in revenue for the continuing business was 8% in Danish kroner. In local currencies, revenue rose by 11% - slightly above expectations at the time of the last financial statement. In Europe, the underlying growth for the continuing business areas was 13% in local currencies. In North and South America sales increased by 6%.

Business areas

Ostomy The growth in ostomy product sales amounted to 11% in local currencies. Sales of open ostomy bags with **Hide-away** closure was a main growth driver, but also the urostomy line showed strong growth. Coloplast is ostomy market leader and is continuing to win market shares in Europe. In the American market sales increased at two-digit growth rates.

Continence care Sales for the quarter were up 16% on the first quarter of last year in local currencies. Growth was most remarkable for catheters, where **SpeediCath** continues to grow, not least in the big, European markets in Great Britain, Germany and France. There are plans to further increase production capacity for coated catheters. Also sales of urine bags and urisheaths saw good growth.

Wound care Sales of wound care products increased by 8% in local currencies compared with the same period last year. Coloplast has lost the distribution of the Vacuseal product, and own products grew by 11%. For the **Biatain** product series, which now includes a number of versions adjusted to local market needs, continues to increase in the key European markets. The introduction in four markets of the new **Alione** wound dressing, which has a very high absorption capacity, went well. Initial response in the markets has been very positive. Also the introduction of our antibacterial wound dressings, sold under the **Contreet** brand, met expectations. **Contreet** Foam has obtained FDA approval in the US market.

Skin care Sales of skin care products during the period were up 4% in local currencies compared to the same quarter last year. An extension of the skin care sales force is being implemented in the USA. A new product, **EasiCleanse Bath**, addressing the needs of the US hospital sector, was introduced during the period.

Breast care Sales of breast care products declined by 2% in local currencies compared with last year. Our European markets performed well, with many markets showing two-digit growth, while there was a slight decline in the USA, one reason being the removal of the **Aviana** plus size textiles from the programme. Moreover, the first quarter saw a weakening of demand in the USA. The transfer of manufacturing activities from the USA to Germany and the accompanying changes to the product portfolio are proceeding according to plan.

Home care activities Coloplast's distribution and service companies, Sterling Medical Services in the USA, HSC in Germany and ThackrayCare in Great Britain, developed positively and performed well with two-digit sales growth.

Danish tax deductibility lawsuit
On 13 November 2002 the Danish Supreme Court found for Coloplast in an action brought regarding tax deductibility of capital losses incurred on the issue of employee shares below the market price. As a consequence, Coloplast expects a refund of tax paid in relation to share issues in 1993 and 1997. The total amount will be more than DKK 45m, DKK 12m representing interest. This interest will be included in the company's income statement in step with refunds being made. During the quarter, DKK 5.4m of interest has been entered as income. The effect of the tax deduction will be written directly to equity.

Decision on Coloplast's acquisition of continence business
On 30 January 2003, the British Competition Minister asked her Director General of Fair Trading to negotiate with Coloplast the conditions for a maximum price for the Clear Advantage and **Conveen** Security Plus urisheaths sold to NHS hospitals in Great Britain. The negotiations must be closed by 28 February 2003.

Fire in Danish sales subsidiary
On 31 December 2002 the offices and warehouse of Coloplast's Danish sales subsidiary was ravaged by fire. The damage caused is covered by insurance and is not expected to negatively affect the financial performance. The subsidiary's team is working out of temporary premises, giving full service to their customers.

Share option scheme
In the first quarter of 2002/03, 500 of the options allocated in November 2000 were exercised at a price of 371 while 1,600 options were exercised at a price of 393.

Towards the end of 2002, 142,900 options were allocated, 13,200 to Group Management (4 directors) and 129,700 to 173 executives. These options are exercisable from November 2006.

Investments
In the first quarter, DKK 43m were invested in intangible fixed assets. They financed further investment in OneWorld IT systems, the acquisition of the remaining 10% of the share capital of Amoena Medizin-Orthopädie Technik GmbH and the distribution business of independent Amoena A/S, Denmark.

In addition, an investment of DKK 22m was made in manufacturing equipment.

Equity
After the change of accounting policies to comply with the new Danish Financial Statements Act, the company's equity at 30 September 2002 amounted to DKK 1,577m. At 31 December 2002, equity stood at DKK 1,609m, corresponding to an increase of DKK 32m. This increase reflects Coloplast's share of the profit for the period of DKK 134m less dividend amounting to DKK 102m and various exchange-rate adjustments.

Holdings of own shares were reduced by 2,100 units of class B shares when employees exercised options. Holdings of own shares now amount to 496,997 units, corresponding to 2% of the class B share capital.

New accounting policies
This financial statement is the first published after the change of accounting policies to comply with the new Danish Financial Statements Act. The company recently published

Coloplast

its figures for previous years in the new format. The main changes are the inclusion of indirect production costs in manufacturing costs and provisions for defined benefit pension schemes.

Compliance with the new accounting policies had no major effect on the financial performance for the quarter. With respect to the statement of goodwill, the transitional regulations of the new Act have been used, with the effect that previously acquired goodwill already written directly to equity has not been reactivated.

An English version of the new accounting policies will be available at Coloplast's corporate website: www.coloplast.com. from Tuesday 11 February.

Outlook

For 2002/03 the turnover for the current business areas is expected to grow at around 11% in local currencies. This is slightly more than previously anticipated. The market for medical disposables is estimated to grow at less than 10%, which means that Coloplast must continue to win market shares to meet these expectations.

Compared with the total revenue of the last financial year, which included the divested business areas Nutrition and consumer products, and based on current exchange rates turnover growth is expected to be some 5-6%.

For 2002/03 investments in fixed assets are expected to be of the order of DKK 450m.

The tax rate on company profit for 2002/03 is expected to be approx. 33%.

A negative development of exchange rates comparing with 31 December 2002 may reduce earnings, but several factors occurring in Q1, including additional interest in relation to the tax deductibility lawsuit, the positive outcome of the competition investigation and a slightly higher than expected organic growth, may have a positive effect on the financial performance. Overall, we still expect to achieve a profit margin corresponding to the level achieved in 2001/02, ie approx. 17%, as anticipated in our financial statement for 2001/02.

Coloplast's long-term objectives of DKK 8bn in revenue by 2005 and a profit margin of 17% remain unchanged. These objectives may be met through an average organic growth of 10% and few, minor acquisitions.

Major fluctuations in the exchange rates of key currencies, important changes in the healthcare sector or dramatic changes in the world economy may affect the possibilities of the company for achieving its long-term objectives and for living up to the expectations for the rest of the year.

Ordinary Annual General Meeting in 2003 rescheduled

The company's ordinary Annual General Meeting will be held Tuesday, 16 December 2003.

Palle Marcus
Chairman of the Board

Sten Scheibye
Chief Executive

This information is available in a Danish and an English version. In case of doubt, the Danish version shall prevail.

For further information, please contact Group Director Carsten Lønfeldt, phone + 45 4911 1611

INCOME STATEMENT (unaudited)

1 October 2002 - 31 December 2002

	Group		Index	Group
	MDKK	*MDKK*		*MDKK*
	2002/03	*2001/02*		*2001/02*
	Q1	*Q1*		*full year*
Revenue	1,393	1,385	101	5,624
Cost of sales	-550	-505		-2,141
Gross profit	**843**	**880**	**96**	**3,483**
Distribution costs	-382	-388		-1,462
Administrative expenses	-209	-242		-956
Research and development costs	-42	-38		-174
Other operating income	18	2		56
Other operating expenses	-9	-4		-20
Operating profit before amortisation of goodwill	**219**	**210**	**104**	**927**
Amortisation of goodwill	-1	-2		-9
Operating profit	**218**	**208**	**105**	**918**
Special items	0	222		410
Income from investments in associates	0	11		11
Financial income	88	42		126
Financial expenses	-100	-66		-229
Profit before tax	**206**	**417**	**49**	**1,236**
Tax on profit for the period	-68	-149		-341
Net profit for the period	**138**	**268**	**51**	**895**
Minority interests	-4	-115		-127
Coloplast's share of profit for the period	**134**	**153**	**88**	**768**

Coloplast

BALANCE (unaudited)

At 31 December 2002

	Group	
	MDKK *At 31 Dec. 02*	*MDKK* *At 30 Sep. 02*
Assets		
Goodwill	98	65
Acquired patents and trademarks	12	10
Software	50	46
Prepayment for intangible assets and intangible assets in progress	18	18
Intangible assets	**178**	**139**
Land and buildings	914	928
Plant and machinery	309	330
Other fixtures and fittings, tools and equipment	177	177
Property, plant and equipment in progress and prepayments for property, plant and equipment	216	150
Property, plant and equipment	**1,616**	**1,585**
Investment in associates	1	1
Deferred tax asset	153	154
Investments	**154**	**155**
Fixed assets	**1,948**	**1,879**
Inventories	**796**	**731**
Trade receivables	1,051	1,107
Receivables from associates	4	5
Other receivables	163	417
Prepayments	43	32
Receivables	**1,261**	**1,561**
Investments	**1**	**1**
Cash	**421**	**320**
Current assets	**2,479**	**2,613**
Assets	**4,427**	**4,492**

Coloplast

BALANCE (unaudited)

At 31 December 2002

	Group	
	MDKK *At 31 Dec. 02*	*MDKK* *At 30 Sep. 02*
Liabilities		
Contributed capital	240	240
Fair value reserve	5	-1
proposed dividend for the year	0	102
Retained earnings	1,364	1,236
Equity	**1,609**	**1,577**
Minority interests	**-12**	**-1**
Provision for pensions and similar liabilities	81	81
Provision for deferred tax	4	4
Other provisions	24	23
Provisions	**109**	**108**
Mortgage debt	545	546
Other credit institutions	767	1,066
Long-term liabilities	**1,312**	**1,612**
Mortgage debt	5	6
Other credit institutions	551	173
Trade payables	277	373
Income taxes	167	199
Other payables	391	419
Deferred income	18	26
Short-term liabilities	**1,409**	**1,196**
Short-term and long-term liabilities	**2,721**	**2,808**
Liabilities	**4,427**	**4,492**

Explanation of development

Equity

Equity as per 1.10.02	1,392
Effect of changed accounting policy for inventories	161
Deferred tax of changed accounting policy for inventories	-43
Effect of changed accounting policy for provisions for pensions	-49
Deferred tax of changed accounting policy for provisions for pensions	15
Effect of changed accounting policy for financial instruments	-1
Effect of changed presentation of proposed dividend	102
Equity as per 1.10.02 with new accounting policies	1,577
Paid dividend	-102
Coloplast´s share of profit for the period	134
Change in fair value reserve	6
Own shares sold	1
Exchange rate adjustments	-7
Equity as per 31.12.02	1,609

Minority interests

Minority interests as per 1.10.02	-1
Minority interests share of profit for the period	4
Paid dividend	-8
Coloplast purchase of minority interests	-7
Minority interests as per 31.12.02	-12

Coloplast

CASH FLOW STATEMENT (unaudited)

1 October 2002 - 31 December 2002

Note		Group MDKK *2002/03*
	Operating profit	218
A	Adjustment for non-cash operating items	52
B	Changes in working capital	111
	Special items	0
	Ingoing interest payments, etc.	88
	Outgoing interest payments, etc.	-100
	Company tax paid	-99
	Cash flow from operations	**270**
	Investments in intangible assets	-43
	Investments in land and buildings	-4
	Investments in plant and machinery	-18
	Adjustments of tangible assets under construction	-64
	Fixed assets sold	0
	Acquisition of business	-7
	Dividend from associates	0
	Cash flow from investments	**-136**
	Free cash flow	**134**
	Dividend to shareholders	-102
	Dividend to minority interests	-9
	Investment in own shares	1
	Financing through long-term loans	-299
	Financing through short-term loans	376
	Cash flow from financing	**-33**
	Net cash flow for the period	**101**
	Liquidity at 1 October 2002	321
	Adjustment, acquisition of business	0
	Change in liquidity for the period	101
	Liquidity at 31 December 2002	**422**
	Liquidity includes:	
	Investments	1
	Cash	421
		422

The consolidated cash flow statement cannot be extracted directly from the published financial statements.

A	**Adjustment for non-cash operating items**	
	Depreciation	51
	Change in provisions	1
		52
B	**Changes in working capital**	
	Inventories	-66
	Trade receivables	56
	Other receivables	253
	Trade and other payables	-132
		111

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

15

Information to the Copenhagen Stock Exchange no. 4/2003
Humlebæk, 13 March 2003

Final decision in Coloplast acquisition of continence business

- Negotiations between Coloplast and the DGFT have resulted in the introduction of a price cap on the sale of Clear Advantage and **Conveen** Security Plus sheaths to NHS hospitals in the UK.
- Coloplast retains the exclusive distribution contract and therefore the turnover of the Clear Advantage brand in the UK market until the contract with Mentor expires in 2007.
- The decision will have no influence on Coloplasts expectations for the financial year 2002/03 as they were expressed on 7 February 2003 in the financial statement for quarter one of 2002/03.

The UK Office of Fair Trading (OFT) has announced today the final decision of the Director General of Fair Trading (DGFT) regarding Coloplast's acquisition of SSL's continence care business.

The negotiations between Coloplast and the DGFT have resulted in the introduction of a price cap on the sale of Clear Advantage and **Conveen** Security Plus sheaths to NHS hospitals in the UK. The price cap will run until the end of the exclusive distribution agreement between Coloplast and the Mentor Corporation in 2007 when this agreement cannot be renewed.

Coloplast will retain the turnover of the Clear Advantage brand in the UK market until the contract with Mentor expires in 2007. In 2001/02 sales of the Clear Advantage brand amounted to GBP 4.5m. The supply of products which is covered by the negotiated price cap amounts to annual sales of approx. GBP 0.9m.

The decision will have no influence on Coloplasts expectations for the financial year 2002/03 as they were expressed on 7 February 2003 in the financial statement for quarter one of 2002/03.

Coloplast acquired SSL's continence business on 30 September 2001 for GBP 80m. The turnover of the business was estimated at GBP 27m, operating profit at GBP 6.6m.

Sten Scheibye
Chief executive

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.
For further information please contact Director, Communications & Investor Relations Jens Steen Larsen, phone +45 2469 1920

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

Information to the Copenhagen Stock Exchange no. 5/2003
Humlebæk, 27 March 2003

16

Change of date for interim financial statement

The date for publication of Coloplast's interim financial statement for 2002/03 will be 15 May 2003.

Sten Scheibye
Chief Executive

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.

For further information please contact Group Director Carsten Lønfeldt, phone +45 4911 1611

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark

Tlf. +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

Information to the Copenhagen Stock Exchange no. 6/2003
Humlebæk, 15 May 2003

Interim Financial Statement, 2002/03

(1 October 2002 – 31 March 2003)

- **Revenue for the continuing business areas increased by 11% in local currencies.**
- **Comparison with the first six months of 2001/02 is difficult because of the impact of last year's business divestments on the accounts, representing turnover of DKK 177m last year.**
- **Total Group revenue was DKK 2,716m, compared with DKK 2,734m for the first six months of 2001/02, a decrease of 1%.**
- **Operating profit was DKK 429m, an increase of 1%.**
- **The profit margin was 16%, the same level as last year.**
- **Group profit before tax was DKK 408m, an increase of 4% from last year's profit before tax and one-off income.**
- **For the full financial year 2002/03 the continuing businesses are still expected to grow at a rate of approx. 11% in local currencies.**
- **Operating profit for 2002/03 is expected to be approx. 16% as a result of the unfavourable development of exchange rates. Realised exchange-rate gains on financial items are estimated to add income corresponding to around 1% of revenue. Expectations for profit before tax are therefore unchanged.**

Key Figures mDKK (unaudited figures)	**Actual 2002/03 6 months**	**Actual 2001/02 6 months**	**Indexed on 2001/02**	**Actual 2001/02 full year**
Revenue	2,716	2,734	99	5,624
Operating profit before amortisation of goodwill	435	429	101	927
Operating profit	429	424	101	918
Special items	0	222		410
Financial items	-21	-43	49	-103
Profit before tax	408	614	66	1,236
Tax	-138	-209	66	-341
Profit for the period	270	405	67	895
Minority interests	-9	-122	7	-127
Coloplast's share of profit for the period	261	283	92	768
Profit margin, %	16	16		16
Return on assets, %	19	22		23
EPS, earnings per share, DKK	22	24		32
Return on equity, %	31	48		59
Return on average invested capital (ROAIC), %	14	16		16
PE, price earnings ratio (at share price at 31.12.02: 515)	21	23		17
Equity share, %	41	27		35
Assets	4,328	4,083		4,492
Investments in fixed assets	136	156		409
Acquired business	7	331		400

Appended are income statement, balance sheet, cash flow statement and adjusted figures for comparison.

Coloplast

Basis for comparison
Comparison of figures for the first six months of 2002/03 with those for the first six months of 2001/02 is materially affected by these factors:

- considerable, one-off income from the divestment of the Nutrition business in the first quarter of 2001/02,
- discontinued revenue from the business areas consumer products and Nutrition divested in 2001/02,
- acquisitions and restructurings have impacted earnings.

Financial performance
Operating profit for the first six months was DKK 429m, corresponding to an increase of 1%. The profit margin was 16%, in line with last year.

Revenue and operating profit have been stated at the average exchange rates for the period, which are 5 percentage points below the average for the same period last year. In accordance with Coloplast's foreign-exchange policy, currency has been sold forward, providing a financial income of the order of DKK 33m, corresponding by and large to the exchange-rate effect on operating profit.

Financial items, including cash discounts, net interest expenses and foreign-exchange adjustments, showed a negative balance of DKK 21m against a negative balance of DKK 43m last year.

Profit before tax was DKK 408m, representing an increase of 4% from last year's profit before tax and one-off income from the divestment of businesses. The tax on profit for the period has been calculated at 34%.

Revenue development
Group revenue was DKK 2,716m. The continuing businesses grew 11% in local currencies. With the value of Coloplast's invoicing currencies having decreased by 5% and the business areas Nutrition and consumer products having been divested, actual sales for the first six months were 1% below those for the same period of 2001/02. In Europe, the continuing businesses grew 11% in local currencies. In Germany, regulatory efforts to restructure the public healthcare system in order to cut costs have dampened demand. Coloplast believes that these efforts are affecting the number of prescriptions issued. Coloplast's sales through our home care company, HSC, as well as sales through other market outlets have been affected.

In North and South America, sales within our continuing businesses increased by 7% in local currencies. In the USA, the overall economic decline caused a fall in the demand for breast care products. However, most recent figures for the development of private consumption indicate a renewed, positive trend. Sales of Coloplast products in the rest of the world grew by 16%.

Business areas
Ostomy Sales of ostomy products grew by 12% in local currencies. The **Assura** range, including open ostomy bags with **Hide-away** closure, continues to drive growth. The new **Easiflex** ostomy bag with adhesive coupling has been very well received by users in the two first markets launching it and has been launched in four more European markets. **Assura** Convex light bags, which were launched in the first quarter, performed well. Sales of urostomy bags continue to develop well and an increasing share of new users within this segment prefer Coloplast products. Although the growth curve for ostomy products in the USA is not rising as steeply as last year, it reflects two-digit growth rates, and Coloplast continues to win market share. Not least sales through Sterling Medical Services contribute to the fine results.

Continence care The growth in sales of continence care products was satisfactory, up 14% compared to the first six months of 2001/02 in local currencies. Both of Coloplast's coated catheter ranges, **EasiCath** and **SpeediCath**, showed handsome growth, particularly in the major European markets in Great Britain, Germany, France and Italy. Sales of urine bags and urisheaths also increased at two-digit growth rates. In the US market, **SpeediCath** has now obtained FDA approval.

Wound care Wound care sales growth represented 8% in local currencies. Adjusting for the discontinued product Vacuseal, which Coloplast has ceased to distribute, the growth was 10%. Sales of **Biatain** dressings continue to grow strongly, now making up more than a quarter of all wound care sales. The highly absorbent **Alione** wound dressing, which was launched last year, was introduced in five new European countries during the period. It has been very well received and sales have met expectations. Having obtained FDA approval, the antibacterial **Contreet** Foam products have now been introduced to the US market, too.

Skin care Sales of Coloplast's skin care products increased by 4% in local currencies. A new product range, **EasiCleanse** Bath, introduced in the first quarter, has been well received but is not expected to contribute considerably to sales until later in the year. In the second quarter, a number of contracts for supplies to institutions has been signed, and new sales partnerships have been implemented.

Breast care Coloplast's breast care sales decreased by 3% in local currencies compared with the first six months of last year. While there was good growth in Europe, with sales increasing by 10%, changes in reimbursement terms and a generally weak market had a negative effect on sales in the USA. Moreover, the production of **Aviana** large size brassieres was discontinued and a resulting loss on surplus stocks has been realised. Changes in the range of breast forms sold in the US market have led to write-offs representing surplus stocks. These adjustments involve one-off costs of the order of DKK 15-20m negatively affecting the second quarter and the profit margin for this product area for 2002/03 as a whole.

The new range of breast forms has been well received by dealers in the US market.

Home care activities Sales of products and services by Coloplast's home care companies showed double-digit growth. American Sterling Medical Services and British Thackraycare, in particular, showed good growth. Sterling Medical Services made solid progress in spite of the phasing out of a distribution agreement for a product manufactured by third party. For HSC, which operates in Germany, growth was slightly lower than for the same period last year, reflecting the general market trend.

Decision on Coloplast's acquisition of continence business

On 13 March the British Director General of Fair Trading announced the final decision regarding Coloplast's acquisition of the SSL continence care business. The decision imposed a maximum price on the **Clear Advantage** and **Conveen** Security Plus urisheaths to public hospitals in Great Britain until 2007.

Share option scheme

Of the options allocated to Coloplast executives in November 2000, 750 options were exercised in the first six months of 2002/03 at a price of 371 while 2350 options were exercised at a price of 393.

Investments

In the first six months, investments in intangible fixed assets amounted to DKK 53m, the majority covering the OneWorld IT system and acquisition of the remaining 10% of the share capital of Amoena Medizin-Orthopädie Technik GmbH and the distribution activities of independent Amoena A/S, Denmark. In the second quarter, investments in buildings and manufacturing equipment, primarily for new products, accounted for DKK 114m, bringing total investments in tangible assets to DKK 136m for the period.

Equity

At 31 March 2003 equity stood at DKK 1,759m, corresponding to an increase of DKK 182m. This increase reflects Coloplast's share of earnings for the period of DKK 261m less dividend amounting to DKK 102m and various exchange-rate adjustments. Equity represents 41% of total assets.

Holdings of own shares increased by 34,500 units of class B shares, reflecting purchase of 35,500 units during the period and options exercised by employees. Holdings of own shares now amount to 531,497 units, corresponding to 2% of the class B shares.

Credit facilities

Coloplast strengthened its capital base by raising a fixed-rate loan of USD 200m. The loan has been provided as a ten-year standing facility and was offered to investors as a so-called Private Placement. Coloplast benefited from the favourable market terms when securing this facility and has thereby ensured attractive, long-term capital resources. The amount was paid out after the close of the period and has been dedicated primarily to reducing amounts drawn on other credit facilities. Coloplast's total capital base including the new facility is now in excess of DKK 2bn.

New accounting policies

The financial statements for the first six months have been prepared in accordance with the new Danish Financial Statements Act and the accounting policies complying with this act. The company announced the change earlier in the year and published figures for the previous year to the new format. However, slight changes have been made to the figures for 2001/02, which are therefore attached with adjustments. The main changes under the new accounting policies are the inclusion of indirect production costs in manufacturing costs and provision for defined benefit pension schemes.

Coloplast

Compliance with the new accounting policies had no major effect on the financial performance for the first six months. With respect to the statement of goodwill, the transitional regulations of the new act have been used. Therefore previously acquired goodwill already written directly to equity has not been reactivated.

A full English version of the new accounting policies are available on Coloplast's corporate website: www.coloplast.com under Investor Relations.

Outlook

For 2002/03 revenue for the continuing business areas is still expected to grow at around 11% in local currencies. This is in line with previously announced expectations. The possibility of achieving a growth rate of 11% will depend, among other factors, on developments in the German and US markets over the coming six months. The market for medical disposables is estimated to grow at less than 10%, so Coloplast must continue to win market shares to meet these expectations.

The unfavourable development of exchange rates during the first six months meant a reduction of operating income for the period. Based on the rates of exchange quoted at the end of the period, a profit margin of approx. 16% can be anticipated. Coloplast's hedging of the currency risk is, on the other hand, expected to have a positive effect on the financial items corresponding to about 1% of revenue. Expectations for profit before tax measured in per cent of revenue is therefore unchanged.

For 2002/03 investments in fixed assets are expected to be around DKK 450m. The tax rate on company profit for 2002/03 is expected to be approx. 34% compared with earlier announced 33% as a result of lower earnings in the USA.

Coloplast's long-term objectives of achieving revenues of DKK 8bn by 2005 and a profit margin of 17% remain unchanged. These objectives can be met through an average annual organic growth of 10% and a few acquisitions.

Major fluctuations in the rates of exchange of key currencies, substantial changes in the healthcare market or the world economy may affect the possibilities of the company of achieving its long-term objectives and of living up to the expectations for the rest of the year.

Palle Marcus
Chairman of the Board

Sten Scheibye
Chief Executive

This announcement includes information about Management's expectations for future developments. Being based on assumptions that embody uncertainty and risks including – but not restricted to – changes in relevant legislation and treatment methods as well as the financial markets, actual results may turn out to differ from those expected.

This information is available in a Danish and an English version. In case of doubt, the Danish version shall prevail.

For further information, please contact Group Director Carsten Lønfeldt, phone + 45 4911 1611

Coloplast

INCOME STATEMENT (unaudited)
1 October 2002 - 31 March 2003

	Group		Index	Group
	mDKK 2002/03 6 months	*mDKK 2001/02 6 months*		*mDKK 2001/02 Full year*
Revenue	2,716	2,734	99	5,624
Cost of sales	-1,050	-1,018		-2,141
Gross profit	**1,666**	**1,698**	**98**	**3,483**
Distribution costs	-768	-769		-1,462
Administrative expenses	-397	-443		-956
Research and development costs	-84	-84		-174
Other operating income	29	19		56
Other operating expenses	-11	-10		-20
Operating profit before amortisation of goodwill	**435**	**429**	**101**	**927**
Amortisation of goodwill	-6	-5		-9
Operating profit	**429**	**424**	**101**	**918**
Special items	0	222		410
Income from investments in associates	0	11		11
Financial income	140	40		126
Financial expenses	-161	-83		-229
Profit before tax	**408**	**614**	**66**	**1,236**
Tax on profit for the period	-138	-209		-341
Net profit for the period	**270**	**405**	**67**	**895**
Minority interests	-9	-122		-127
Coloplast's share of profit for the period	**261**	**283**	**92**	**768**

Coloplast

BALANCE SHEET (unaudited)

At 31 March 2003

	Group	
	mDKK	*mDKK*
	At 31-03-03	*At 30-09-02*
Assets		
Goodwill	96	65
Acquired patents and trademarks	9	10
Software	56	46
Prepayment for intangible assets and intangible assets in progress	15	18
Intangible assets	**176**	**139**
Land and buildings	954	928
Plant and machinery	284	330
Other fixtures and fittings, tools and equipment	183	177
Property, plant and equipment in progress and prepayments for property, plant and equipment	247	150
Property, plant and equipment	**1,668**	**1,585**
Investment in associates	1	1
Deferred tax asset	154	154
Investments	**155**	**155**
Fixed assets	**1,999**	**1,879**
Inventories	**864**	**731**
Trade receivables	1,096	1,107
Receivables from associates	7	5
Other receivables	173	417
Prepayments	58	32
Receivables	**1,334**	**1,561**
Investments	**1**	**1**
Cash	**130**	**320**
Current assets	**2,329**	**2,613**
Assets	**4,328**	**4,492**

Coloplast

BALANCE SHEET(unaudited)

At 31 March 2003

	Group	
	mDKK	*mDKK*
	At 31-03-03	*At 30-09-02*
Liabilities		
Contributed capital	240	240
Fair value reserve	9	-1
Proposed dividend for the year	0	102
Retained earnings	1,510	1,236
Equity	**1,759**	**1,577**
Minority interests	**-7**	**-1**
Provision for pensions and similar liabilities	82	81
Provision for deferred tax	4	4
Other provisions	22	23
Provisions	**108**	**108**
Mortgage debt	545	546
Other credit institutions	857	1,066
Long-term liabilities	**1,402**	**1,612**
Mortgage debt	5	6
Other credit institutions	353	173
Trade payables	244	373
Income taxes	75	199
Other payables	373	419
Deferred income	16	26
Short-term liabilities	**1,066**	**1,196**
Short-term and long-term liabilities	**2,468**	**2,808**
Liabilities	**4,328**	**4,492**

Equity - explanation of development

Equity as per 1.10.02	1,392
Effect of changed accounting policy for inventories	161
Deferred tax of changed accounting policy for inventories	-43
Effect of changed accounting policy for provisions for pensions	-49
Deferred tax of changed accounting policy for provisions for pensions	15
Effect of changed accounting policy for financial instruments	-1
Effect of changed presentation of proposed dividend	102
Equity as per 1.10.02 with new accounting policies	1,577
Paid dividend	-102
Coloplast´s share of profit for the period	261
Change in fair value reserve	10
Own shares sold/bought	-15
Tax regarding employee shares issued in 1994 and 1997	33
Exchage rate adjustments	-5
Equity as per 31.03.03	1,759
Minority interests	
Minority interests as per 1.10.02	-1
Minority interests share of profit for the period	9
Paid dividend	-8
Coloplast purchase of minority interests	-7
Minority interests as per 31.03.03	-7

Coloplast

CASH FLOW STATEMENT (unaudited)

1 October 2002 - 31 March 2003

Note		Group mDKK 2002/03	mDKK 2001/02
	Operating profit	429	424
A	Adjustment for non-cash operating items	140	139
B	Changes in working capital	-58	-273
	Special items	0	231
	Ingoing interest payments, etc.	140	40
	Outgoing interest payments, etc.	-137	-83
	Company tax paid	-260	-180
	Cash flow from operations	**254**	**298**
	Investments in intangible assets	-53	-40
	Investments in land and buildings	-67	-59
	Investments in plant and machinery	-69	-97
	Adjustments of tangible assets under construction	-96	-55
	Fixed assets sold	0	0
	Acquisition of business	-7	-331
	Dividend from associates	0	0
	Cash flow from investments	**-292**	**-582**
	Free cash flow	**-38**	**-284**
	Dividend to shareholders	-102	-85
	Dividend to minority interests	-8	0
	Investment in own shares	-15	-3
	Financing through long-term loans	-210	1.143
	Financing through short-term loans	183	-672
	Cash flow from financing	**-152**	**383**
	Net cash flow for the period	**-190**	**99**
	Liquidity at 1 October 2002	321	274
	Adjustment, acquisition of business	0	52
	Change in liquidity for the period	-190	99
	Liquidity at 31 March 2003	**131**	**425**
	Liquidity includes:		
	Investments	1	6
	Cash	130	419
		131	**425**

The consolidated cash flow statement cannot be extracted directly from the published financial statements.

A	**Adjustment for non-cash oprating items**		
	Depreciation	142	133
	Change in provisions	-2	6
		140	**139**
B	**B. Changes in working capital**		
	Inventories	-137	-17
	Trade receivables	48	-127
	Other receivables	250	-122
	Trade and other payables	-219	-7
		-58	**-273**

Coloplast

Income statement 2001/02

Adjusted figures for comparison
– original figures given in announcement dated 30.01.03 regarding change of accounting policies

mDKK	First quarter			Six months			Three quarters			Full year		
	Stated at 30.1.03	Adjust-ment	New	Stated at 30.1.03	Adjust-ment	New	Stated at 30.1.03	Adjust-ment	New	Stated at 30.1.03	Adjust-ment	New
Revenue	1.385		1.385	2.734		2.734	4.179		4.179	5.624		5.624
Cost of sales	-505	8	-497	-1.036	18	-1.018	-1.584	27	-1.557	-2.141	38	-2.103
Gross profit	**880**		**888**	**1.698**		**1.716**	**2.595**		**2.622**	**3.483**		**3.521**
Distribution costs	-388	-8	-396	-751	-18	-769	-1.102	-27	-1.129	-1.462	-38	-1.500
Administrative expenses	-242		-242	-443		-443	-700		-700	-956		-956
Research and development costs	-38		-38	-84		-84	-131		-131	-174		-174
Other operating income	2		2	19		19	34		34	56		56
Other operating expenses	-4		-4	-10		-10	-10		-10	-20		-20
Operating profit before amortisation of goodwill	**210**		**210**	**429**		**429**	**686**		**686**	**927**		**927**
Amortisation of goodwill	-2		-2	-5		-5	-7		-7	-9		-9
Operating profit	**208**		**208**	**424**		**424**	**679**		**679**	**918**		**918**
Special items	222		222	222		222	222		222	410		410
Income from investments in associates	11		11	11		11	11		11	11		11
Finanical income	42		42	40		40	78		78	126		126
Financial expenses	-66		-66	-83		-83	-166		-166	-229		-229
Profit before tax	**417**		**417**	**614**		**614**	**824**		**824**	**1.236**		**1.236**
Tax on profit for the period	-149		-149	-209		-209	-279		-279	-341		-341
Net profit for the period	**268**		**268**	**405**		**405**	**545**		**545**	**895**		**895**
Minority interests	-115		-115	-122		-122	-131		-131	-127		-127
Coloplast's share of profit for the period	**153**		**153**	**283**		**283**	**414**		**414**	**768**		**768**

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

04 APR 15 AM 7:21

(18)

Information to the Copenhagen Stock Exchange no. 7/2003
Humlebæk, 20 June 2003

Issue of financial statement for Q3 rescheduled

The agenda for Coloplast's two-day Board meeting in August 2003 has been rearranged. This means that the financial statement for Q3 2002/03 will be issued on 21 August in the morning and not as previously announced on 20 August.

Sten Scheibye
Chief Executive

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.

For further information please contact Group Director Carsten Lønfeldt, phone +45 4911 1611

Coloplast

Information to the Copenhagen Stock Exchange no. 8/2003
Humlebæk, 21 August 2003

(19)

01 APR 15 AM 7:21

Quarterly report, Q3 2002/03

(1 October 2002 – 30 June 2003)

- **Profit developing well for Q3:**
  - Organic growth for the continuing business areas was 11% in local currencies and 6% in Danish kroner.
  - Revenue came to DKK 4.2 bn, not directly comparable with the same period last year (also DKK 4.2 bn) because of divestments
  - Operating profit was DKK 668m, which is only DKK 11m less than last year's DKK 679m in spite of unfavourable exchange-rate developments, thus generating a profit margin of 16%
  - Group profit before tax was DKK 639m, an increase of 6% measured against last year's profit before tax and one-off incomes.

- **Expectations for the full financial year 2002/03 are unchanged:**
  - A revenue growth for the continuing business areas of about 11% in local currencies
  - A profit margin of 16% in spite of unfavourable exchange rates in the third quarter
  - Exchange-rate gains on the financial items are estimated to have added approx. 1% to revenue

- **Coloplast's Board of Directors has decided on strategy and objectives for 2008:**
  - Revenue exceeding DKK 9bn through organic growth
  - A profit margin of 18%
  - Returns on average invested capital (ROAIC) of 20%.

Key figures, mDKK (unaudited)	**Actual 2002/03 3 quarters**	**Actual 2001/02 3 quarters**	**Index on 2001/02**	**Actual 2001/02 full year**
Revenue	4.176	4.179	100	5.624
Operating profit before amortisation of goodwlil	677	686	99	927
Operating profit	668	679	98	918
Special items	0	222		410
Financial items	-29	-88	33	-103
Profit before tax	639	824	78	1.236
Tax	-216	-279	77	-341
Profit for the period	423	545	78	895
Minority interests	-13	-131	10	-127
Coloplast's share of profit for the period	410	414	99	768
Profit margin, %	16	16		16
Return on assets, %	18	24		23
EPS, earnings per share, DKK	23	23		32
Return on equity, %	32	45		59
Return on average invested capital (ROAIC), %	17	18		19
PE, price earnings ratio (at share price quoted 31.12.2003: 515)	22	26		17
Equity share, %	34	29		35
Assets	5.588	4.285		4.492
Investments in fixed assets	244	184		409
Investments in intangible assets	69	45		51
Acquired business	7	331		400

Appended are income statement, balance sheet and cash flow statement.

Coloplast A/S • Holtedam 1 • DK-3050 • Danmark
Tel. (+45) 49 11 11 11 • Fax (+45) 49 11 15 55

Coloplast

Basis for comparison
Figures for the first three quarters are not directly comparable with figures for the same period of 2001/02 as a result of

- one-off income of DKK 222m from divestment of the business area Nutrition in the first quarter last year
- revenue of DKK 236m missing from the divested businesses consumer products and Nutrition
- the impact of acquisitions and restructurings on earnings.

Financial performance
After a healthy development in the third quarter, the performance for three quarters of 2002/03 is satisfactory. Operating profit was DKK 668m, 2% less than for the same period last year. In spite of unfavourable exchange-rate developments, the profit margin was 16% like last year. Revenue and operating profit are stated at average exchange rates, which are for the first three quarters 5 percentage points below the average for the same period last year. According to Coloplast's foreign-exchange policy, currency has been sold forward, providing a financial income of DKK 56m setting off the negative exchange-rate effect on operating profit.

Financial items, including cash discounts, net interest expenses and foreign-exchange adjustments, showed a negative balance of DKK 29m, against a negative balance of DKK 88m last year.

Profit before tax was DKK 639m. Profit before tax and one-off income from divested business thus increased by 6% compared with the year before.

Tax on profit for the period has been calculated at 34%.

At the end of the period Coloplast employed 6,042 people, up 628 from the same period last year.

Revenue development
Group revenue was DKK 4,176m. As mentioned above, growth for the continuing business areas was 11% in local currencies. The value of Coloplast's invoicing currencies has declined by 5 percentage points compared with last year, and business representing revenue totalling DKK 236m from Nutrition and consumer products was divested in 2001/02, so that actual sales for the period remained at last year's level.

In Europe, the continuing business grew by 11%, and Coloplast continues to win market shares in most markets. In North and South America, the continuing business grew by 7% in local currencies. In the USA, the general economic slowdown has affected the demand for breast care products. Sales of Coloplast's other products in the USA increased by 11%. Sales in the rest of the world grew by 16%.

Business areas
Ostomy Sales of ostomy products increased by 13% in local currencies. Compared with the same period last year, there has been progress in all markets. In the USA, the rate of growth was considerably above market growth.

Sales of **Assura** products continued to grow, and the new versions in the **Assura** series performed well. The open-end ostomy bags with **Hide-away** closure achieved extremely good growth during the first three quarters compared with last year. **Easiflex**, the two-part bag with adhesive coupling, was launched in several of the key European markets. Sales in the first markets to launch, Denmark and Holland, have met expectations. In a comparative trial, **Easiflex** performed extremely well. Also new urostomy products are selling well.

Continence care Sales of continence care products increased by 15% in local currencies compared with the first three quarters of 2001/02, when particularly the third quarter showed strong sales growth. Sales of **SpeediCath** coated catheters continue to grow strongly, while **EasiCath** catheters gained ground in most European markets. **SpeediCath** has also been introduced in the USA. Sales of urine bags and urisheaths saw two-

Coloplast

two-digit growth. The **Simpla Plus** urine bag series was launched on the British hospital market.

Wound care Sales of wound care products grew by 9% in local currencies. If adjustment is made for Vacuseal, which Coloplast is no longer distributing, sales grew by 10%. Our high-absorption **Alione** wound dressing has been introduced in most markets, and sales continue to meet expectations. Also sales of the **Biatain** dressing continue to develop positively. Our anti-bacterial **Contreet** Foam products were launched in Germany in the third quarter, and despite the current difficulties in this market, initial response has been positive. **Contreet** Foam will be introduced in Great Britain in August.

Skin care Sales of Coloplast's skin care products increased by 6% in local currencies. Products for personal care and skin care for people with bladder control problems drove growth. We continue to add to our list of contracts with hospital purchasing organisations and other chains in the USA.

Breast care Sales of breast care products decreased by 3% in local currencies compared with the same period last year. Sales continue to grow satisfactorily in Europe, where we are winning market shares while, in the USA and Canada, sales failed to reach the level of the same period last year. Intensified sales efforts in the USA in the coming quarters are expected to have a positive effect. As part of the restructuring of Coloplast's breast care activities sales management in the USA was strengthened and one global product portfolio was established for all markets.

After the restructuring, all Breast Care's development, manufacturing and quality assurance activities have been located in Raubling, Germany. No later than 1 April 2004, the global headquarters of this business unit will relocate to Raubling, Germany.

Home care activities Coloplast's home care companies achieved sales growth in excess of 10% during the period. Particularly the American company Sterling Medical Services saw good growth. HSC, which operates in Germany, achieved two-digit growth albeit at a slightly lower level than during the same period last year.

New strategy and objectives for 2008
At the board meeting of Coloplast A/S held today, the Board of Directors discussed the company's strategy and set new long-term objectives.

Historical development Over the past five years, Coloplast's organic sales growth has been some 12-13% per year measured in fixed currencies. Two-digit growth has been the norm for the company's performance for many years. The growth in revenue has been generated through innovation, by introducing new products and through targeted marketing. In addition, Coloplast has made acquisitions so as to range, today, among the leading suppliers of medical devices and services in all business areas. The company's position is particularly strong in Europe. Since 1997, the profit margin has increased gradually and is expected to be 16% in 2002/03. The combination of growth and increased efficiency has generated considerable value for Coloplast's shareholders, and the return measured in share price increases and dividends paid out has averaged 14% for the past ten years (1993-2003).

Coloplast has established a tradition for setting long-term objectives – and achieving them. Back in 1989, when annual revenue was DKK 727m, the Board of Directors set a revenue objective for year 2000 of DKK 3bn. This would be achieved through organic growth and acquisitions. The objective was met in 1999, when the company's revenue was DKK 3.1m.

Our ambition up to now has been to achieve sales of DKK 8bn in 2005, also through a combination of organic growth and acquisitions. The expected organic growth of 10-12% per year would raise revenue to DKK 7bn by 2005.

Coloplast intends to continue to drive growth after 2005. The markets where Coloplast operates, still offer many opportunities for grow-

ing sales and, obviously, challenges in the form of changes in reimbursement rules, health care reforms and changes in the growth potential of certain products.

New long-term objectives for 2008 Coloplast's long-term objectives for existing businesses will be to achieve revenue exceeding DKK 9bn in 2008, while at the same time gradually increasing the profit margin to 18%. These objectives are to be achieved solely through an organic growth of 10-12% per year. Coloplast has also set an objective of achieving a return on average invested capital (ROAIC) of 20%.

This growth will primarily be driven by the European market, but will increasingly be based also on growth in markets outside Europe.

Acquisition of business continues to be an essential strategic element for Coloplast. Any acquisitions made will raise the target revenue above DKK 9bn.

Acquisitions and divestments Acquisition of value-adding businesses, the forming of alliances to strengthen existing business areas as well as divestment of activities will also be important elements in Coloplast's efforts to generate the value that the new objectives for 2008 imply. Such activities will result in adjustments of the long-term revenue objective. Since the most recent acquisitions in 2001, Coloplast has built significant financial resources and acquisition candidates are regularly considered.

Organisation

Independent business units for skin care and wound care Through the establishment of independent business units in the same way as for the breast care area, Coloplast intends to give the wound care and skin care businesses the opportunity to align their value generation with the level achieved from the rest of Coloplast's activities.

Responsibility for development, manufacturing and marketing in the skin care area will, from 1 September, be consolidated in an independent business unit under the leadership of Tom Ryan (45), President. Tom Ryan will consequently assume the overall, commercial responsibility for the skin care activities and will report to Group Mangement.

Similarly, the wound care area will be consolidated in one business unit, and candidates for the general manager position for this business unit are being sought, as Sven Lange will resign from the GM position to do other assignments for the Group.

In Europe, where Coloplast has a strong market position, selling and distribution of the products will be handled by the new business unit in partnership with Coloplast's sales subsidiaries who service these markets. The wound care business unit will also report to Group Management.

USA Coinciding with the establishment of skin and wound care business units, Coloplast's activities in the ostomy and continence care areas will be intensified in close cooperation with our US home care business, Sterling Medical Services. From Q1 2003/04, the US sales organisation will change with the introduction of an independent sales force for each of the ostomy and continence care areas.

For the purpose of promoting the implementation of global sales strategies for ostomy and continence care, Coloplast's subsidiaries in the US as well as Canada will become part of the sales organisation on equal terms with the other subsidiaries.
Following these structural and organisational changes, Donald C. Looney, President of Coloplast Corp., has decided to resign from his position. These changes are not anticipated to affect expectations for the 2002/03 performance.

Share option scheme
Of the options allocated to Coloplast executives in November 2000, 1000 options were exercised in the first three quarters of 2002/03 at a price of 371 and 2600 options were exercised at a price of 393, including 250 options at a price of 371 and 250 options

Coloplast

at a price of 393 in the third quarter of 2002/03.

Investments

Investments in intangible fixed assets amounted to DKK 69m in the first three quarters. These were primarily investments in the IT system OneWorld. In the third quarter DKK 108m was invested in buildings, plant and machinery, primarily relating to new products. Total investments in property, plant and equipment for the period amounted to DKK 244m.

An extension of Coloplast's facility in Hungary has been decided. By 2005 the factory will then employ about 900 people and will have an output of products representing revenue of DKK 1.5bn. The savings achieved from manufacturing in Hungary are expected to increase from approx. DKK 25m per year in 2003/04 to approx. DKK 75m per year by 2005/06. For the period 2002-2005, costs relating to the transfer of manufacturing equipment and training are expected to account for approx. DKK 10-15m per year. Total investments up to 2005 are expected to be more than DKK 300m. The investments are expected to result in tax savings of DKK 150-250m for the period 2005-2011.

Equity

At 30 June 2003, equity stood at DKK 1,876m, corresponding to an increase of DKK 299m. The increase reflects Coloplast's share of earnings for the period of DKK 410m less dividend paid out of DKK 102m plus various adjustments for exchange-rate changes. Equity represents 34% of total assets.

Holdings of own shares increased by 30,900 units of class B shares, reflecting purchases of 35,500 units during the period and options exercised by employees. Holdings of own shares now amount to 529,997 units, corresponding to approx. 2% of the class B shares.

Outlook

For 2002/03 revenue for the continuing business areas is expected to grow by around 11% in local currencies, in line with previously announced expectations. The possibilities for achieving a growth of 11% still depend, among other things, on developments in the main markets. The market for medical disposables is estimated to grow by somewhat less than 10%, which means that in order to meet expectations, Coloplast must continue to win market shares.

The unfavourable development of exchange rates during the first three quarters of 2002/03 will reduce operating income, but based on exchange rates quoted at the close of the third quarter, a profit margin of 16% is still expected. A positive effect corresponding to approx. 1% of revenue is expected to result from Coloplast's hedging of the currency risk on financial items. Expectations regarding profit before tax measured in per cent of revenue (15%) remain as previously announced.

For 2002/03 investments in fixed assets are expected to be of the order of DKK 450m. As a result of lower profits in the USA, the tax rate for 2002/03 is anticipated to be 34% against 33% in 2001/02.

Major fluctuations in the rates of exchange of key currencies, substantial changes in the healthcare market or world economy may affect the possibilities of the company of achieving its long-term objectives and of living up to the expectations for the rest of the year.

Palle Marcus
Chairman of the Board

Sten Scheibye
Chief executive

This announcement includes information about Management's expectations for future developments. Being based on assumptions that embody uncertainty and risk, including – but not restricted to – changes in relevant legislation and treatment methods as well as the financial markets, actual results may turn out to differ from those expected.

This information is available in a Danish and an English version. In case of doubt, the Danish version shall prevail.

For further information, please contact Group Director Carsten Lønfeldt, phone + 45 4911 1611.

Coloplast

INCOME STATEMENT (unaudited)

1 October 2002 - 30 June 2003

	Group		Index	Group
	mDKK 2002/03 3 quarters	*mDKK 2001/02 3 quarters*		*mDKK 2002/03 3 quarters*
Revenue	4,176	4,179	100	5,624
Cost of sales	-1,596	-1,557		-2,103
Gross profit	**2,580**	**2,622**	**98**	**3,521**
Distribution costs	-1,197	-1,129		-1,500
Administrative expenses	-585	-700		-956
Research and development costs	-141	-131		-174
Other operating income	40	34		56
Other operating expenses	-20	-10		-20
Operating profit before amortisation of goodwill	**677**	**686**	**99**	**927**
Amortisation of goodwill	-9	-7		-9
Operating profit	**668**	**679**	**98**	**918**
Special items	0	222		410
Income from investments in associates	0	11		11
Financial income	212	78		126
Financial expenses	-241	-166		-229
Profit before tax	**639**	**824**	**78**	**1,236**
Tax on profit for the period	-216	-279		-341
Net profit for the period	**423**	**545**	**78**	**895**
Minority interests	-13	-131		-127
Coloplast´s share of profit for the period	**410**	**414**	**99**	**768**

Coloplast

BALANCE SHEET (unaudited)

At 30 June 2003

	Group	
	mDKK	*mDKK*
	At 30-06-03	*At 30-09-02*
Assets		
Goodwill	93	65
Acquired patents and trademarks	7	10
Software	65	46
Prepayment for intangible assets and intangible assets in progress	18	18
Intangible assets	**183**	**139**
Land and buildings	977	928
Plant and machinery	280	330
Other fixtures and fittings, tools and equipment	186	177
Property, plant and equipment in progress and prepayments for property, plant and equipment	309	150
Property, plant and equipment	**1,752**	**1,585**
Investment in associates	1	1
Deferred tax asset	149	154
Investments	**150**	**155**
Fixed assets	**2,085**	**1,879**
Inventories	**907**	**731**
Trade receivables	1,096	1,107
Receivables from associates	5	5
Other receivables	147	417
Prepayments	39	32
Receivables	**1,287**	**1,561**
Investments	**209**	**1**
Cash	**1,100**	**320**
Current assets	**3,503**	**2,613**
Assets	**5,588**	**4,492**

Coloplast

BALANCE SHEET(unaudited)

At 30 June 2003

	Group	
	mDKK	*mDKK*
	At 30-06-03	*At 30-09-02*
Liabilities		
Contributed capital	240	240
Fair value reserve	-3	-1
Proposed dividend for the year	0	102
Retained earnings	1,639	1,236
Equity	**1,876**	**1,577**
Minority interests	**-3**	**-1**
Provision for pensions and similar liabilities	79	81
Provision for deferred tax	4	4
Other provisions	21	23
Provisions	**104**	**108**
Mortgage debt	545	546
Other credit institutions	1,787	1,066
Long-term liabilities	**2,332**	**1,612**
Mortgage debt	5	6
Other credit institutions	497	173
Trade payables	241	373
Income taxes	104	199
Other payables	424	419
Deferred income	8	26
Short-term liabilities	**1,279**	**1,196**
Short-term and long-term liabilities	**3,611**	**2,808**
Liabilities	**5,588**	**4,492**

Equity - explanation of development

Equity as per 1.10.02	1,392
Effect of changed accounting policy for inventories	161
Deferred tax of changed accounting policy for inventories	-43
Effect of changed accounting policy for provisions for pensions	-49
Deferred tax of changed accounting policy for provisions for pensions	15
Effect of changed accounting policy for financial instruments	-1
Effect of changed presentation of proposed dividend	102
Equity as per 1.10.02 with new accounting policies	1,577
Paid dividend	-102
Coloplast's share of profit for the period	410
Change in fair value reserve	-2
Own shares sold/bought	-15
Tax regarding employee shares issued in 1994 and 1997	33
Exchange rate adjustments	-25
Equity as per 30.06.03	1,876
Minority interests	
Minority interests as per 1.10.02	-1
Minority interests share of profit for the period	13
Paid dividend	-8
Coloplast purchase of minority interests	-7
Minority interests as per 31.03.03	-3

Coloplast

CASH FLOW STATEMENT (unaudited)

1 October 2002 - 30 June 2003

Note		Group mDKK 2002/03 3 quarters	Group mDKK 2001/02 3 quarters
	Operating profit	668	679
A	Adjustment for non-cash operating items	217	176
B	Changes in working capital	-78	-210
	Special items	0	231
	Ingoing interest payments, etc.	212	78
	Outgoing interest payments, etc.	-201	-166
	Company tax paid	-304	-216
	Cash flow from operations	**514**	**572**
	Investments in intangible assets	-69	-45
	Investments in land and buildings	-117	-68
	Investments in plant and machinery	-127	-116
	Adjustments of tangible assets under construction	-156	-105
	Fixed assets sold	0	0
	Acquisition of business	-7	-331
	Dividend from associates	0	0
	Cash flow from investments	**-476**	**-665**
	Free cash flow	**38**	**-93**
	Dividend to shareholders	-102	-85
	Dividend to minority interests	-8	-128
	Investment in own shares	-15	-2
	Financing through long-term loans	734	1,197
	Financing through short-term loans	345	-844
	Cash flow from financing	**954**	**138**
	Net cash flow for the period	**992**	**45**
	Liquidity at 1 October 2002	321	274
	Adjustment, acquisition of business	0	52
	Adjustment, exchange rate	-4	
	Change in liquidity for the period	992	45
	Liquidity at 30 June 2003	**1,309**	**371**
	Liquidity includes:		
	Investments	209	1
	Cash	1,100	370
		1,309	**371**

The consolidated cash flow statement cannot be extracted directly from the published financial statements.

		2002/03	2001/02
A	**Adjustment for non-cash operating items**		
	Depreciation	216	181
	Change in provisions	1	-5
		217	**176**
B	**Changes in working capital**		
	Inventories	-202	-34
	Trade receivables	-36	-253
	Other receivables	296	-13
	Trade and other payables	-136	90
		-78	**-20**

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

20

Information to the Copenhagen Stock Exchange no. 9/2003
Humlebæk, 16 October 2003

Financial calendar for 2003/04

2003

21 Oct.	Closing period until 18 November
18 Nov.	Financial Statement for the full year 2002/03 and Annual Report 2002/03
2 Dec.	The printed Annual Report for 2002/03 is published
16 Dec.	Annual General Meeting
22 Dec.	Payment of dividends for 2002/03

2004

26 Jan.	Closing period until 16 February
16 Feb.	Financial Statement for Q1 2003/04
27 Apr.	Closing period until 18 May
18 May	Interim Financial Statement 2003/04
29 Jul.	Closing period until 19 August
19 Aug.	Financial Statement for Q3 2003/04
20 Oct.	Closing period until 17 November
17 Nov.	Financial Statement for the full year 2003/04 and Annual Report 2003/04
9 Dec.	Annual General Meeting

Sten Scheibye
Chief executive

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.

For further information please contact Group Director Carsten Lønfeldt, phone +45 4911 1611

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

06 APR 15 AM 7:21

(21)

Information to the Copenhagen Stock Exchange No. 10/2003
Humlebæk, 30 October 2003

2002/03 Annual Report and Annual General Meeting

The Annual General Meeting of Coloplast A/S will be held on Tuesday, 16 December 2003 at 16.00 at the company's conference facilities in Humlebæk at the 3, Holtedam address

For your information, the Annual General meeting of Coloplast A/S will be held on Tuesday, 16 December 2003 at 16.00 at the company's conference facilities in Humlebæk at the 3, Holtedam address.

As indicated in our 2001/02 annual report we confirm that the financial statement for Coloplast A/S for the full financial year 2002/03 will be issued on Tuesday, 18 November 2003. At the same time the electronic version of the annual report will be available on the company's website www.coloplast com.

Invitation convening the General Meeting will be sent to the shareholders on Tuesday 2 December 2003. The printed version of our annual report will also be available on this date.

Sten Scheibye
Chief Executive

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.

For further information please contact Corporate Communications Director Jens Steen Larsen, phone +45 4911 1920.

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

22 23

Information to the Copenhagen Stock Exchange no. 12/2003
Humlebæk, 2 December 2003

To our shareholders

2 December 2003

We have the pleasure of inviting you to attend the Annual General Meeting of Coloplast A/S which will be held on

Tuesday, 16 December 2003 at 16.00

at the premises of Coloplast A/S at Holtedam 3, Humlebæk, Denmark (Aage Louis-Hansen conference facilities).

From 15.00 - 15.30, before the formal proceedings of the Annual General Meeting start, we would like to give you an opportunity to become acquainted with "Coloplast's manufacturing strategy towards 2008'. From 15.30 - 16.00, refreshments will be served.

Agenda of the General Meeting

1. To receive the Directors' report on the activities of the Company in the past financial year.

2. To receive and adopt the audited annual report and, if thought fit, pass a resolution for a discharge from obligations.

3. To consider and, if thought fit, pass a resolution for the distribution of the profit or for the treatment of the loss, as the case may be, according to the adopted annual report.

4. To consider and, if thought fit, pass any resolutions proposed by the Board of Directors or shareholders.

   Proposal from the Board of Directors:

   - Granting of authority to the Company's Board to buy up to 10 per cent of the share capital of the company in accordance with the provisions of section 48 of the Danish Companies Act.

     The maximum/minimum price to be paid for the shares has been defined as the market price at the time of purchase +/- 10 per cent.

     Such authority to be valid until the Annual General Meeting in 2004.

Coloplast

5. To elect Directors.

   The Board proposes re-election.

   The Board also proposes election of a new Director, Ms. Ingrid Wiik, President and CEO, Alpharma Inc.

6. To elect an auditor.

   The Board proposes re-election of the auditors.

7. Any other business.

Approval of the proposal under item 4 above may be carried by simple majority in accordance with Article 11 of the Articles of Association.

No other proposals have been submitted by the Board of Directors or by shareholders for discussion at the Annual General Meeting.

Admission cards for the Annual General Meeting may be requested by filling in and sending the attached form, which may also be used to give proxy. The form must be received by Danske Bank no later than Friday, 12 December 2003 by 16.00.

Refreshments will be served after the Meeting.

The Board of Directors

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.

For further information please contact Group Director Carsten Lønfeldt, phone +45 4911 1611

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

04 APR 15 AM 7:21

(24)

Information to the Copenhagen Stock Exchange No. 13/2003
Humlebæk, 16 December 2003

Employee shares

Employees of the Coloplast Group are given the opportunity of buying employee shares at a favourable price. It is the seventh time an offer of co-ownership is made to the employees. At the most recent offer of shares in 2000, 91% of employees subscribed. The number of employees has grown significantly since then.

Employees who meet the basic employment criteria and who joined the company no later than 15 December 2003 will be offered employee shares. The allocation of shares will take place in the spring of 2004 and 2005, respectively, depending on seniority.

The price will be DKK 200 per share. The number of shares sold is anticipated to amount to 180-190,000 units, representing an estimated market value of DKK 100m. The shares are offered from the company's own share holdings.

Coloplast has traditionally been using co-ownership as an important management tool, contributing to maintaining employee motivation and commitment in the daily work and hence to the Group's financial performance.

The Management makes this offer in recognition of the efforts of the employees which have taken Coloplast successfully through a major growth period.

Coloplast's objectives towards 2008 will further increase the challenges faced by the Group's employees. The Management believes that the offer of employee shares will support Coloplast's favourable development.

Palle Marcus
Chairman of the Board

Sten Scheibye
Chief executive

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.

For further information please contact Group Director Carsten Lønfeldt, phone +45 2469 1611

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

25

Information to the Copenhagen Stock Exchange No. 14/2003
Humlebæk, 16 December 2003

Annual General Meeting of Coloplast A/S
on 16 December 2003 at 16.00

The Annual General Meeting of Coloplast A/S has just been adjourned. Reporting on the transactions cf. the agenda which is attached as an appendix to this information.

Mr. Henrik Wedell-Wedellsborg, Attorney at Law, was Chairman of the Meeting.

Re 1
The Directors' report on the activities of the Company was adopted unanimously.

Re 2
The annual report was adopted unanimously as well as discharge from obligations.

Re 3
Distribution of dividends of DKK 5.00 per share of DKK 10.00 was adopted by the General Meeting.

Re 4
The General Meeting received and adopted the following proposal submitted by the Board of Directors:

- Granting of authority to the Company's Board to buy up to 10 per cent of the share capital of the company in accordance with the provisions of section 48 of the Danish Companies Act.

  The maximum/minimum price to be paid for the shares has been defined as the market price at the time of purchase +/- 10 per cent.

  This authority to be valid until the Annual General Meeting in 2004.

Re 5
Election of Board of Directors:

The members of the Board of Directors were reelected by the General Meeting.

The General Meeting also elected Ms. Ingrid Wiik, President and CEO, Alpharma Inc., as a new member of the Board of Directors.

Re 6
Election of an auditor:

PricewaterhouseCoopers
Strandvejen 44
DK-2900 Hellerup

Revisionsfirmaet Helge Bom A/S
Gl. Lundtoftevej 24
DK-2800 Lyngby

were reelected.

Re 7
Nothing to report under any other business.

Sten Scheibye
Chief Executive

Enclosure: Notice convening the General Meeting

For further information please contact: Group Director Carsten Lønfeldt, tel. +45 4911 1611.

This information is available in Danish and an English version. In case of doubt, the Danish version shall prevail.

Coloplast

Enclosure to
Information to the Copenhagen Stock Exchange No. 14/2003

To our shareholders

2 December 2003

We have the pleasure of inviting you to attend the Annual General Meeting of Coloplast A/S which will be held on

Tuesday, 16 December 2003 at 16.00

at the premises of Coloplast A/S at Holtedam 3, Humlebæk, Denmark (Aage Louis-Hansen conference facilities).

From 15.00 - 15.30, before the formal proceedings of the Annual General Meeting start, we would like to give you an opportunity to become acquainted with "Coloplast's manufacturing strategy towards 2008'. From 15.30 - 16.00, refreshments will be served.

Agenda of the General Meeting

1. To receive the Directors' report on the activities of the Company in the past financial year.

2. To receive and adopt the audited annual report and, if thought fit, pass a resolution for a discharge from obligations.

3. To consider and, if thought fit, pass a resolution for the distribution of the profit or for the treatment of the loss, as the case may be, according to the adopted annual report.

4. To consider and, if thought fit, pass any resolutions proposed by the Board of Directors or shareholders.

   Proposal from the Board of Directors:
   - Granting of authority to the Company's Board to buy up to 10 per cent of the share capital of the company in accordance with the provisions of section 48 of the Danish Companies Act.

     The maximum/minimum price to be paid for the shares has been defined as the market price at the time of purchase +/- 10 per cent.

     Such authority to be valid until the Annual General Meeting in 2004.

5. To elect Directors.

   The Board proposes re-election.

   The Board also proposes election of a new Director, Ms. Ingrid Wiik, President and CEO, Alpharma Inc.

6. To elect an auditor.

   The Board proposes re-election of the auditors.

7. Any other business.

Approval of the proposal under item 4 above may be carried by simple majority in accordance with Article 11 of the Articles of Association.

No other proposals have been submitted by the Board of Directors or by shareholders for discussion at the Annual General Meeting.

Admission cards for the Annual General Meeting may be requested by filling in and sending the attached form, which may also be used to give proxy. The form must be received by Danske Bank no later than Friday, 12 December 2003 by 16.00.

Refreshments will be served after the Meeting.

The Board of Directors

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel +45 49 11 11 11
Fax +45 49 11 15 55
www.coloplast.com

Coloplast

04 APR 15 AM 7:21

(26)

Information to the Copenhagen Stock Exchange No. 15/2003
Humlebæk, 16 December 2003

The Board of Directors of Coloplast A/S elected its own Chairman and Vice-Chairman

Today, immediately after the General Meeting of Coloplast A/S, the Board of Directors reelected Mr. Palle Marcus as Chairman and Mr. Niels Peter Louis-Hansen as Vice-Chairman.

Palle Marcus
Chairman of the Board

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.

For further information please contact Group Director Carsten Lønfeldt, phone +45 4911 1611

Coloplast A/S
Holtedam 1
3050 Humlebæk
Danmark

Tlf. 49 11 11 11
Fax 49 11 15 55
www.coloplast.com

Coloplast (27)

04 APR 16 AM 7:21

Information to the Copenhagen Stock Exchange No. 1/2004
Humlebæk, 6 January 2004

New Group director at Coloplast A/S

Group director Maxwell S. Stringer will retire, leaving Coloplast with effect from 31 March 2004 after 23 years with the Group. Max Stringer's responsibilities with Group Management have included sales and marketing in the subsidiaries and, most recently, also management of the wound care business unit.

Max Stringer will be succeeded as Group director by Christian Jørgensen (44), who comes from the position of CEO for mobile multimedia communication company 3 Denmark. Christian Jørgensen's formal education includes a Master's degree in economics and an MBA from INSEAD. Having worked in the past with Egmont, a Danish media group, and IBM, Christian Jørgensen has a solid base of experience from international sales and marketing as well as general management. At IBM, Christian Jørgensen held a Key Account Manager position, while with the Egmont group his corporate management responsibilities included tasks relating to various group companies and business areas.

Christian Jørgensen will take up his position with Coloplast no later than 1 July 2004.

Palle Marcus
Chairman of the Board

Sten Scheibye
Chief executive

This information is available in a Danish and an English version. In case of doubt, the Danish version prevails.

For further information please contact Chief Executive Sten Scheibye, phone +45 49 11 15 61.

Coloplast

(28)

Information to the Copenhagen Stock Exchange no. 2/2004
Humlebæk, 16 February 2004

Financial statement for Q1 2003/04

(1 October 2003– 31 December 2003)

- **Good performance in spite of 4% decline in Coloplast's invoicing currencies.**
- **Revenue in local currencies increased by 14%, which is better than expected. In terms of actual figures revenue increased by 10% to DKK 1,520m.**
- **Revenue growth in the first quarter was positively influenced by the German healthcare reform. The effect of the reform is estimated to have increased sales by 2-3%.**
- **Operating profit came to DKK 247m, an increase of 18%.**
- **The profit margin was 16% compared with 15% for the same period last year.**
- **Group profit before tax was DKK 221m compared with DKK 206m for Q1 2002/03.**
- **Revenue growth expectations for 2003/04 remain at around 11% in local currencies.**
- **As previously announced, the profit margin for 2003/04 is expected to be at a level of 16%.**

Key figures mDKK (unaudited figures)	**Actual 2003/04 3 months**	**Actual 2002/03 3 months**	**Indexed on 2002/03**	**Actual 2002/03 full year**
Revenue	1,520	1,381	110	5,625
Profit before amortisation of goodwill (EBITA)	254	210	121	909
Operating profit (EBIT)	247	209	118	898
Financial expenses, net	-26	-3	867	-21
Profit before tax	221	206	107	878
Tax on profit for the period	-73	-68	107	-297
Profit for the period	148	138	107	581
Minority interests	-4	-4	100	-20
Coloplast's share of profit for the period	144	134	107	561
Profit margin, EBIT, %	16	15		16
Earnings per share, EPS, DKK	6	6		24
Return on equity, %	29	34		32
Return on average invested capital (ROAIC), %	18	17		17
PE, price/earnings ratio	21	23		23
Equity interest, %	37	36		37
Total assets	5,338	4,427		5,360
Investment in fixed assets	67	22		436
Investment in intangible assets	60	43		226
Adjustment, property, plant and equipment in progress	-72	-64		

Appended are profit and loss account, balance sheet, cash flow statement and statement of changes in equity, notes, 5 years' key figures and ratios and changed comparison figures.

Coloplast A/S • Holtedam 1 • DK-3050 • Danmark
Tel. (+45) 49 11 11 11 • Fax (+45) 49 11 15 55

Coloplast

Coloplast

Accounting policies
With effect from this financial statement for Q1 2003/04, Coloplast will be complying with International Financial Reporting Standards (IFRS). Comparing with previous policies, cash discounts will no longer be recognised under financial items but will be deducted from revenue. Cash discounts accounted for DKK 8m in Q1 2003/04.

For your information, our income statement for 2002/03 presented by quarters and key figures for the last four years adjusted for the effects of the new policies are attached.

Financial performance

In November the German parliament passed a healthcare reform act, introducing a limited degree of co-payment by users of disposable medical devices from 1 January 2004. This act caused some users to buy extra supplies of products in December to cover future needs. Besides, middlemen carried heavier stocks that month than they normally do. Coloplast estimates the positive effect on sales to be around 2-3% of revenue for the period. These extra sales positively affected the financial performance, too.

The figures are stated at Coloplast's average invoicing currencies in Q1 2003/04, which were 4 percentage points below the level of last year owing to declining exchange rates.

Profit before amortisation of goodwill increased by 21% to DKK 254m, reflecting improved productivity. Administrative expenses, in particular, were below the level of last year's actual figures, contributing to higher productivity. Likewise, cost of sales showed a positive trend, growing at a slower rate than sales.

Operating profit was DKK 247m, up 18% from last year's DKK 209m. This performance resulted in an actual profit margin for Q1 of 16%, the level achieved for the full year 2002/03 and 1 percentage point above the same period of that year.

Financial items, which include net interest expenses and exchange-rate adjustments, showed a negative balance of DKK 26m compared with a negative balance of DKK 3m last year. Lat year's result included a positive effect from forward cover of the Group's currency position of the order of DKK 20m. The corporate tax rate for the quarter was 33%.

Revenue

There was an increase in Q1 of 14% in local currencies. Revenue for the Group was DKK 1,520m compared with DKK 1,381m last year. This corresponds to an increase of 10% in Danish kroner. Comparing with Q1 2002/03 the value of Coloplast's invoicing currencies has declined by 4% as mentioned above.

In Europe, where more than 75% of the company's revenue is generated, sales increased by 15% in local currencies. In the Americas there was an increase in sales of 11%, while growth in the rest of the world was 20% in local currencies. According to our estimates Coloplast continues to win market shares in most markets.

Segment information

After the restructuring in August 2003 and the establishment of independent business units for wound care and skin care, Coloplast is now operating in two main segments: chronic care and other business. Sales by the chronic care segment, including ostomy and continence care, including home care activities, amounted to DKK 1,166m, while sales comprised by the category "Other", which includes the independent business units Wound Care, Skin Care and Breast Care, accounted for DKK 354m.

Chronic care

Ostomy Sales of ostomy products increased by 19% in local currencies. This extraordinary growth is due, among other things, to purchases in the German market being brought forward as a consequence of healthcare reform. It is therefore to be expected that the high growth rate recorded cannot be sus-

tained for the full year. Sales in other significant markets, including the USA and Great Britain, also developed positively. Our **Easiflex** Convex light product was introduced in the Danish market in November. This product is the first product for which our new laser welding technology has been applied.

Continence care Sales of continence care products increased by 11% in local currencies compared with the first quarter last year, a period showing strong growth after delivery problems following the acquisition from SSL had been overcome. The new catheter for women, **SpeediCath** Compact, was introduced in Holland and Denmark. Sales are meeting expectations and the product is anticipated to set new standards for female catheters. Catheter sales, and the **SpeediCath** range in particular, continue to drive growth.

Other

Wound care Sales of wound care products increased by 17% in local currencies. This strong growth was provided partly by increasing sales of our antibacterial **Contreet** dressing, mainly in the German and British markets, partly by the continued upward trend of sales of products in the **Alione** range. Also sales of **Biatain** foam dressings increased. Wound care sales have also to a certain extent been affected by the German healthcare reform. Therefore, growth for the full year is anticipated to be at the level of market growth, ie approx. 10-12%.

Skin care Sales of skin care products increased by 29% in local currencies. This significant growth reflects, on the one hand, very poor sales in the first quarter of last year because of parallel imports and, on the other hand, that a large part of sales relate to new contracts signed. The positive development is anticipated to continue, albeit at a slower speed with a growth rate for the full year of around 15%, which is somewhat higher than market growth.

Breast care Sales of Coloplast's breast care products grew by 4% in local currencies. The US market is still hampered by changes in reimbursement rules and the increasing use of surgical techniques eliminating the need for external breast forms. This development is balanced off by a positive sales trend in Europe, particularly in the German market, where the healthcare reform has caused some uncertainty and part of the growing demand for the quarter is anticipated to represent purchases for future use. So sales for the full year can be expected to be correspondingly lower.

Investments

The first quarter saw investments of DKK 60m in intangible assets, representing further shares acquired in HSC companies. In addition, total investments of DKK 67m were made in land and buildings and production plant and equipment. Property, plant and equipment in progress increased by DKK 72m. These investments are primarily related to the extension of the Hungarian facility.

Changes in equity

Group equity increased during the period by DKK 11m. The profit for Q1 of DKK 144m is arrived at after deduction of the value of own shares acquired (DKK 31m net), dividend payments of DKK 114m and other changes of DKK 18m. After changes made in Q1, equity represents DKK 1,985m, corresponding to an equity interest of 37%.

Holdings of own shares were reduced by 3,450 units of class B shares when employees exercised share options. Total holdings of own shares were increased during Q1 by 58,100 units and now amount to 576,047 units, corresponding to 2.6% of the class B share capital.

Future prospects

The positive trend in sales recorded for the first quarter of 2003/04 provided a good start to the year. However, it should be emphasised that non-recurring factors, including the German healthcare reform, have resulted in higher revenue and profit than justified by the underlying growth. For the coming quarter, a somewhat lower growth is expected.

Coloplast

Based on our assessment of these factors and our evaluation of plans and budgets for the remaining quarters, we expect total organic growth for the full year 2003/04 to be of the order of 11% in local currencies, confirming our expectations expressed at the presentation of the annual report for 2002/03.

Our expectations regarding the profit margin also remain unchanged at the level of 16% for the full financial year.

Investments in property, plant and equipment for the full year are expected to be around DKK 450m. The tax rate for the year is expected to be 33%, but this figure may be affected by the geographic distribution of profit.

Palle Marcus
Chairman of the Board

Sten Scheibye
Chief Executive

This announcement includes information about Management's expectations for future developments. Being based on assumptions that embody uncertainty and risk, including – but not restricted to – changes in relevant legislation and treatment methods as well as the financial markets, actual results may turn out to differ from those expected.

This information is available in a Danish and an English version. In case of doubt, the Danish version shall prevail.

For further information, please contact Group Director Carsten Lønfeldt, phone + 45 4911 1611.

Coloplast

Coloplast Group

INCOME STATEMENT (unaudited)

1 October 2003 - 31 December 2003

NOTE		Group		Index	Group
		mDKK 2003/04 3 months	mDKK 2002/03 3 months		mDKK 2002/03 full year
1	Revenue	1,520	1,381	110	5,625
	Cost of sales	-588	-551		-2,146
	Gross profit	**932**	**830**	**112**	**3,479**
	Distribution costs	-449	-410		-1,670
	Administrative expenses	-178	-177		-727
	Research and development costs	-48	-42		-168
	Other operating income	9	18		38
	Other operating expenses	-12	-9		-43
	Operating profit before amortisation of goodwill	**254**	**210**	**121**	**909**
	Amortisation of goodwill	-7	-1		-11
1	**Operating profit**	**247**	**209**	**118**	**898**
	Income from investments in associates after tax	0	0		1
	Financial income	106	85		245
	Financial expenses	-132	-88		-266
	Profit before tax	**221**	**206**	**107**	**878**
	Tax on profit for the period	-73	-68		-297
	Net profit for the period	**148**	**138**	**107**	**581**
	Minority interests	-4	-4		-20
	Coloplast´s share of profit for the period	**144**	**134**	**107**	**561**
	Earnings per Share (EPS)	6	6		24

Coloplast

Coloplast Group

BALANCE SHEET (unaudited)

At 31 December 2003

	Group	
	mDKK At 31.12.03	mDKK At 30.9.03
Assets		
Goodwill	275	236
Acquired patents and trademarks	7	8
Software	74	68
Prepayment for intangible assets and intangible assets in progress	22	20
Intangible assets	**378**	**332**
Land and buildings	1,003	1,017
Plant and machinery	322	319
Other fixtures and fittings, tools and equipment	222	223
Property, plant and equipment in progress and prepayments for property, plant and equipment	364	292
Property, plant and equipment	**1,911**	**1,851**
Investments in associates	2	2
Deferred tax asset	125	129
Investments	**127**	**131**
Fixed assets	**2,416**	**2,314**
Inventories	**911**	**883**
Trade receivables	1,135	1,131
Receivables from associates	6	7
Other receivables	147	157
Prepayments	45	38
Receivables	**1,333**	**1,333**
Marketable securities	**115**	**207**
Cash and bank balances	**563**	**623**
Current assets	**2,922**	**3,046**
Assets	**5,338**	**5,360**

Coloplast

Coloplast Group

BALANCE SHEET (unaudited)
At 31 December 2003

NOTE		Group mDKK At 31.12.03	Group mDKK At 30.9.03
	Liabilities		
	Contributed capital	240	240
	Fair value reserve	-22	-30
	Proposed dividend for the year	0	117
	Retained earnings	1,767	1,669
	Equity	**1,985**	**1,996**
2	**Minority interests**	**2**	**14**
	Provision for pensions and similar liabilities	86	83
	Provision for deferred tax	5	5
	Other provisions	19	19
	Provisions	**110**	**107**
	Mortgage debt	533	533
	Other credit institutions	1,519	1,511
	Long-term liabilities	**2,052**	**2,044**
	Mortgage debt	6	6
	Other credit institutions	293	251
	Trade payables	274	349
	Income taxes	79	102
	Other payables	485	438
	Deferred income	52	53
	Short-term liabilities	**1,189**	**1,199**
	Short-term and long-term liabilities	**3,241**	**3,243**
	Liabilities	**5,338**	**5,360**

3 Contingent items

Coloplast

Coloplast Group

CASH FLOW STATEMENT (unaudited)

1 October 2003 - 31 December 2003

NOTE		Group mDKK 2003/04 3 months	Group mDKK 2002/03 3 months
	Operating profit	247	209
A	Adjustment for non-cash operating items	78	52
B	Changes in working capital	-51	111
	Ingoing interest payments, etc.	111	85
	Outgoing interest payments, etc.	-132	-88
	Company tax paid	-96	-99
	Cash flow from operations	**157**	**270**
	Investments in intangible assets	-60	-43
	Investments in land and buildings	-12	-4
	Investments in plant and machinery	-55	-18
	Adjustments of tangible assets under construction	-72	-64
	Fixed assets sold	2	0
	Acquisition of business	0	-7
	Dividend from associates	0	0
	Cash flow from investments	**-197**	**-136**
	Free cash flow	**-40**	**134**
	Dividend to shareholders	-114	-102
	Dividend to minority interests	-16	-9
	Investments in own shares	-31	1
	Financing through long-term loans	8	-299
	Cash flow from financing	**-153**	**-409**
	Net cash flow for the period	**-193**	**-275**
	Liquidity at 1 October 2003	573	143
	Adjustment, acquisition of business	0	0
	Adjustment, exchange rate	-1	0
	Change in liquidity for the period	-193	-275
	Liquidity at 31 December 2003	**379**	**-132**
	Liquidity includes:		
	Marketable securities	115	1
	Cash	1	1
	Bank balances	562	420
	Utilised credit facilities, short term	-299	-554
		379	**-132**

The consolidated cash flow statement cannot be extracted directly from the published financial statements.

A	**Adjustment for non-cash oprating items**		
	Depreciation	77	51
	Change in provisions	1	1
		78	**52**
B	**Changes in working capital**		
	Inventories	-35	-66
	Trade receivables	-15	56
	Other receivables	-36	253
	Trade and other payables	35	-132
		-51	**111**

Coloplast

STATEMENT OF CHANGES IN EQUITY

mDKK	Contributed capital A shares	B shares	Reserve for fair value	Proposed dividend	Retained earnings	Equity total
1.10.2002 - 31.12.2002						
Balance at 1.10.2002 (cf. Annual report 2002/03)	18	222	2	102	1,218	1,562
Hedging against interest risks			8			8
Effect of hedging on deferred tax			-2			-2
Hedging against exchange-rate risks						0
Effect of hedging on deferred tax						0
Net gain/loss not recognised in income statement	0	0	6	0	0	6
Dividend paid out for 2001/02				-102		-102
Profit for the period					134	134
Own shares purchased					0	0
Own shares sold					1	1
Foreign currency translation adjustment relating to subsidiaries					-7	-7
Balance at 31.12.2002	**18**	**222**	**8**	**0**	**1,346**	**1,594**
1.10.2003 - 31.12.2003						
Balance at 1.10.2003	18	222	-30	117	1,669	1,996
Hedging against interest risks			11			11
Effect of hedging on deferred tax			-3			-3
Hedging against exchange-rate risks						0
Effect of hedging on deferred tax						0
Net gain/loss not recognised in income statement	0	0	8	0	0	8
Dividend paid out for 2002/03				-114		-114
Profit for the period					144	144
Own shares purchased					-32	-32
Own shares sold					1	1
Dividend on own shares				-3	3	0
Changes in opening values and other adjustments relating to subsidiaries					-18	-18
Balance at 30.9.2003	**18**	**222**	**-22**	**0**	**1,767**	**1,985**

Coloplast

NOTES

1. Segment information

Primary segment - business activities

mDKK

Segmentation up to 30 September 2003	Medical devices	Breast care	Total
Revenue, outside segment 1 October - 31 December 2003	1,418	102	1,520
Revenue, outside segment 1 October - 31 December 2002	1,282	99	1,381
Operating profit for segment, 1 October - 31 December 2003	240	7	247
Operating profit for segment, 1 October - 31 December 2002	214	-5	209

Segmentation after 1 October 2003	Chronic Care	Other	Total
Revenue, outside segment 1 October - 31 December 2003	1,166	354	1,520
Operating profit for segment, 1 October - 31 December 2003	220	27	247

2. Minority interests

	mDKK 2003/04	mDKK 2002/03
Minority interests at 1.10.2003	14	7
Acquisitions	0	-7
Share of net profit from subsidiaries	4	4
Dividend paid	-16	-8
Minority interests at 31.12.2003	**2**	**-4**

3. Contingent items

Contingent liabilities
At 31.12.2003 the parent had guaranteed loans raised by Group enterprises and associates and rent payables totalling mDKK 394.

Minor lawsuits are pending against the Group. These are not expected to influence the company's future earnings.

Coloplast

KEY FIGURES AND RATIOS

mDKK	1998/99	1999/00	2000/01	2001/02	2002/03
Income statement					
Revenue	3,034	3,562	4,028	5,581	5,625
Research & development costs	114	128	137	173	168
Operating profit before amortisation and depreciation (EBITDA)	648	720	873	1,157	1,195
Operating profit before amortisation of goodwill (EBITA)	460	498	618	884	909
Operating profit (EBIT)	460	498	618	875	898
Net financial income and expenses	19	-48	-31	-60	-21
Profit before tax	497	474	613	1,232	878
Coloplast's share of profit for the year	338	292	405	768	561
Revenue growth					
Annual growth in revenue, %	13	18	13	38	1
Increase consists of:					
Organic growth, %	13	12	12	14	11
Currency effect, %	0	6	1	-2	-5
Acquired business, %	0	0	0	26	0
Divested business, %	0	0	0	0	-5
Balance sheet					
Total assets	2,628	2,806	3,344	4,489	5,360
Invested capital	2,630	2,821	4,082	5,051	5,493
Net interest-bearing debt	245	334	1,121	1,471	1,473
Equity	1,535	1,637	1,213	1,562	1,996
Cash flow and investments					
Cash flow from operations	366	467	600	913	911
Cash flow from investments	-494	-334	-1,292	-878	-783
Acquisition of tangible assets, gross	378	339	394	449	578
Cash flow from financing	156	-202	-243	1,051	307
Free cash flow	-128	133	-692	35	128
Key figures					
Average number of employees, full time equivalents	3,507	3,758	3,987	4,859	5,774
Profit margin, EBIT, %	15	14	15	16	16
Return on average invested capital (ROAIC), %	19	18	18	18	17
Economic Profit	153	97	198	271	262
Return on equity, %	24	18	28	62	32
Ratio of net debt to EBITDA	38	46	128	127	123
Interest cover	159	48	44	14	17
Equity interest, %	58	58	36	35	37
Rate of debt to enterprise value, %	3	4	8	10	10
Book value per share, DKK	64	68	51	65	83
Share data					
Share price	349	350	548	530	531
Share price/Book value per share	6	5	11	8	6
PE, price/earnings ratio	25	29	33	17	23
Dividend per share, DKK	2.55	3.00	3.60	4.35	5.00
Pay-out ratio	18	25	21	13	21
Earnings per share, EPS	14	12	17	32	24
Free cash flow per share	-5	6	-29	1	5

Coloplast

INCOME STATEMENT BY QUARTER

	Q1, 2002/03			Q2, 2002/03			Q3, 2002/03			Q4, 2002/03			2002/03	2002/03
	18 Nov. 2003	Change	16 Feb. 2004	18 Nov. 2003	Change	16 Feb. 2004	18 Nov. 2003	Change	16 Feb. 2004	18 Nov. 2003	Change	16 Feb. 2004	18 Nov. 2003	16 Feb. 2004
Revenue	1,393	-12	1,381	1,323	-10	1,313	1,460	-11	1,449	1,493	-11	1,482	5,669	5,625
Cost of sales	-554	3	-551	-492	3	-489	-528	3	-525	-583	2	-581	-2,157	-2,146
Gross profit	**839**		**830**	**831**		**824**	**932**		**924**	**910**		**901**	**3,512**	**3,479**
Distribution costs	-410		-410	-406		-406	-425		-425	-429		-429	-1,670	-1,670
Administrative expenses	-177		-177	-177		-177	-216		-216	-157		-157	-727	-727
Research and development costs	-42		-42	-37		-37	-47		-47	-42		-42	-168	-168
Other operating income	18		18	12		12	11		11	-3		-3	38	38
Other operating expenses	-9		-9	-7		-7	-13		-13	-14		-14	-43	-43
Operating profit before amortisation of goodwill	**219**		**210**	**216**		**209**	**242**		**234**	**265**		**256**	**942**	**909**
Amortisation of goodwill	-1		-1	-5		-5	-3		-3	-2		-2	-11	-11
Operating profit	**218**		**209**	**211**		**204**	**239**		**231**	**263**		**254**	**931**	**898**
Income from investments in associates before tax	0		0	0		0	0		0	1		1	1	1
Financial income	88	-3	85	52	-3	49	72	-3	69	44	-2	42	256	245
Financial expenses	-100	12	-88	-61	10	-51	-80	11	-69	-69	11	-58	-310	-266
Profit before tax	**206**		**206**	**202**		**202**	**231**		**231**	**239**		**239**	**878**	**878**
Tax on profit for the year	-68		-68	-70		-70	-78		-78	-81		-81	-297	-297
Net profit for the year	**138**		**138**	**132**		**132**	**153**		**153**	**158**		**158**	**581**	**581**
Minority interests	-4		-4	-5		-5	-4		-4	-7		-7	-20	-20
Coloplast's share of profit for the year	**134**	**0**	**134**	**127**	**0**	**127**	**149**	**0**	**149**	**151**	**0**	**151**	**561**	**561**